Form 10-K, Exhibit 13
period 2000-12-31
EFUNDS CORP
filed 2001-03-15
CIK 1109190

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA

The following selected financial data should be read together with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data shown below for each of the years in the three-year period ended December 31, 2000 and the selected balance sheet data as of December 31, 2000, 1999, and 1998 are derived from eFunds' audited consolidated financial statements.

The selected statement of operations data shown on the following page for the years ended December 31, 1997 and 1996 and the selected balance sheet data as of December 31, 1997 and 1996 are derived from eFunds' unaudited consolidated financial statements. In the opinion of eFunds' management, all adjustments necessary for a fair presentation of these financial statements are included. Other than the adjustments relating to contract losses, impairment losses, restructuring charges and legal proceedings discussed in notes 5, 6, 7 and 13 respectively to the eFunds consolidated financial statements, the adjustments consist only of normal recurring items.

On February 19, 1999, eFunds acquired all of the outstanding shares of an electronic check conversion company. On April 13, 1999, it acquired the remaining 50% ownership interest in a joint venture which is included in its payment systems and services segment and which prior to the acquisition was recorded in eFunds' financial statements under the equity method of accounting. The acquisitions have been accounted for under the purchase method of accounting and, as a result, eFunds' consolidated financial statements include the total results of these businesses subsequent to their acquisition dates. In June 2000, eFunds completed an initial public offering of 5.5 million shares.

                                        eFunds Corporation and Subsidiaries   13

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)
Year Ended December 31,                                       2000        1999        1998        1997       1996
=================================================================================================================
Statement of Operations Data
-----------------------------------------------------------------------------------------------------------------
Net revenues                                             $ 417,894   $ 302,340   $ 267,520   $ 229,065  $ 201,681
         Cost of revenue excluding loss contract
         and asset impairment charges                      252,262     185,590     171,359     143,966    131,379
         Loss contract and asset impairment charges          9,700       8,700      40,949       2,470          -
-----------------------------------------------------------------------------------------------------------------
         Total cost of revenue                             261,962     194,290     212,308     146,436    131,379
-----------------------------------------------------------------------------------------------------------------
Gross margin                                               155,932     108,050      55,212      82,629     70,302
-----------------------------------------------------------------------------------------------------------------
         Selling, general and administrative               146,056     109,138      81,823      71,940     69,544
         Asset impairment charges                               --          --          --       9,361         --
-----------------------------------------------------------------------------------------------------------------
         Total operating expenses                          146,056     109,138      81,823      81,301     69,544
-----------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                9,876      (1,088)    (26,611)      1,328        758
Other income (expense)
         Legal proceedings                                      --       2,094       4,157     (40,050)        --
         Interest expense                                   (3,897)     (2,595)     (1,024)       (825)    (1,463)
         Interest and other income (expense)                 2,303      (1,051)        318        (918)         7
-----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                            8,282      (2,640)    (23,160)    (40,465)      (698)

Benefit (provision) for income taxes                        (3,644)     (5,586)      8,569       6,397     (5,203)
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $   4,638   $  (8,226)  $ (14,591)  $ (34,068) $  (5,901)
=================================================================================================================

Net income (loss) per share-basic and diluted            $    0.11   $   (0.21)  $   (0.36)  $   (0.85) $   (0.15)
=================================================================================================================

Shares used in computing
         Net income (loss) per share - basic                42,788      40,000      40,000      40,000     40,000
         Net income (loss) per share - diluted              42,867      40,000      40,000      40,000     40,000
=================================================================================================================

Balance Sheet Data
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                $  78,731   $  35,849   $  16,055   $  23,843  $  27,226
Working capital                                             71,574      25,607       1,869      39,686     38,666
Total assets                                               388,107     289,929     186,335     187,810    177,230
Long-term debt, excluding current portion                    2,244       3,597       4,029       4,571      2,426
Total stockholders' equity                                 287,320     199,105      89,803      87,690    131,897
=================================================================================================================

14 eFunds Corporation and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with "Selected Financial Data" and our consolidated financial statements and the notes to those financial statements included in this annual report. In addition to historical and pro forma information, this discussion contains forward-looking information that involves risks and uncertainties. Our actual future results could differ materially from those presently anticipated due to a variety of factors which are discussed in our Form 10-K filed with the Securities and Exchange Commission.

Overview

We provide transaction processing and ATM outsourcing services, decision support and risk management products as well as information technology consulting and business process management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies. Our payment system and services segment offers all of our products and services to all of our customers other than government agencies. Our government services segment provides online electronic transfer of benefits (EBT) under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services. We operate primarily in the United States, although our payment systems and services segment has international operations.

We previously organized our business into three segments: electronic payments, professional services, and government services. In connection with our efforts to further integrate our operations and to be more customer-focused, we combined the electronic payments and professional services segments into the new payment systems and services segment. Prior period segment data have been restated to conform to the current period presentation.

We previously announced our intention to exit the government services business when our current contractual commitments expire in 2006. Although revenues in this segment may continue to decline, we will now consider the extension or renewal of existing contracts when such extensions or renewals can be accomplished on a profitable basis. We intend to continue to take steps to improve profitability of our existing business.

In connection with our initial public offering and subsequent spin-off from Deluxe Corporation, we entered into various agreements with Deluxe that address the allocation of assets and liabilities between us and that define our relationship after the separation. The agreements relate to such matters as the separation, intercompany loans, information technology consulting, business process management services, indemnification, data sharing, real estate matters, tax sharing and transition services. For transition services, we will compensate Deluxe for providing services and will negotiate for third-party rates after the transition arrangements terminate. The transition period varies depending on the agreement, but many transition services terminated upon the spin-off. Some of the transition agreements may be extended beyond the initial transition period. Additionally, Deluxe has agreed to indemnify us for future losses arising from any litigation based on the conduct of our government services business prior to our initial public offering in June 2000, and from future losses on identified loss contracts in excess of our $29.2 million accrual for contract losses as of April 30, 2000. The maximum amount of litigation and contract losses for which Deluxe will indemnify us is $14.6 million. Any indemnification payments we receive will be recorded as a reduction of expense in our consolidated statements of operations. Through December 31, 2000, no such indemnification payments have been required.

Our consolidated financial statements have been prepared using the historical results of operations and historical bases of the assets and liabilities of the Deluxe businesses that comprise our company. The consolidated financial statements also include allocations to us of certain liabilities and expenses, including profit sharing and other employee benefits; information technology services; facility costs; and other Deluxe administrative services costs. The expense allocations have been determined on bases that both Deluxe and we considered to be a reasonable reflection of the utilization of the services provided to us or the benefit received by us. The expense allocation methods are based on number of employees, transaction processing costs, square footage and relative sales.

                                        eFunds Corporation and Subsidiaries   15

The historical financial information presented in this report may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented, nor is it indicative of our future financial position, results of operations or cash flows.

Net Revenues - Our net revenues generally consist of transaction processing and service fees, decision support fees, software licensing, maintenance and support fees, government service fees, and information technology consulting and business process management services fees. Our revenue recognition policies for these various fees are as follows:

 .    Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing our customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transactions. Additionally, these services include monitoring ATMs and point-of-sale devices to alert our customers when potential problems occur. These fees are charged on a per transaction basis, depending on the contractual arrangement with the customer. We also receive fees paid by consumers utilizing certain ATM machines and interchange fees paid by their banks. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

 .    Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer, depending on the product and service.

 .    Software license fees for standard software products are recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable and evidence of this arrangement exists. License fees are charged based on modules purchased by the customer. In some situations our customers do not take possession of the software. Instead, it remains installed on our hardware and customers access it as needed. Revenue in these situations is recognized on a fee-for-service basis.

 .    Software maintenance and support revenues are recognized ratably over the term of the contract, and/or as the services are provided. Support services such as customization of standard software modules, are charged on a time and materials basis and recognized as hours are completed.

 .    Revenues from professional services for information technology consulting and business process management are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee per hour basis, and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project.

Cost of Revenue - Cost of revenue consists primarily of salaries and benefits, depreciation and maintenance of equipment and facilities and amortization of software used to operate our data centers. Expenses are recognized when incurred, with the exception of installation costs. Installation costs are capitalized and recognized ratably over the life of the contract.

Expenses - Selling, general and administration expenses consist of salaries and benefits, consulting fees, facilities and equipment costs, recruiting and training, travel expenses, corporate administrative charges, depreciation and amortization and all other corporate costs.

16   eFunds Corporation and Subsidiaries

Interest expense represents the cost of funds for working capital and other purposes and reflects Deluxe's internal cost of funds to the extent Deluxe provided such funding. Interest expense also includes interest costs associated with capital leases and borrowings against our line of credit. Interest income primarily consists of interest earned on short-term investments such as commercial paper.

Government Services - Our government services business was started in response to federal mandates that require state and local governmental agencies to convert to electronic payment methods for the distribution of benefits under entitlement programs, including food stamps and other welfare programs. In 1993, we rolled out our first statewide system to electronically deliver these benefits using our electronic funds transfer capabilities. From 1994 through 1996 we bid on contracts that secured business as a prime or subcontractor with over 30 states, including three subcontracts with coalitions of states. We were providing services in over 30 states at the end of 2000. All of our government services contracts relate to government entitlement programs.

All of our contracts are for service periods of five to seven years and are based on a fixed price, variable volume model. For several of the contracts, we serve as a subcontractor for Citibank. An integral part of these arrangements was an exclusive switching services agreement with Citibank pursuant to which we provided services that allowed benefit recipients to use their benefit cards to purchase goods from merchants located in a state other than their state of residence and from merchants who were not members of our network.

In 1997, we recorded a $40.0 million charge to legal proceedings expense for a judgment entered against us in an action brought by Mellon Bank in connection with a potential bid to provide electronic benefit transfer services to a state coalition. In 1998, $4.2 million of the reserve was reversed and credited to legal proceedings expense due to the denial of Mellon's motion for prejudgment interest. In 1999, after we paid the judgment of $32.2 million in the Mellon litigation, we reversed the remaining reserve of $2.1 million through a credit to legal proceedings expense.

In 1998, after a reorganization and management change in our government services business and as many of the state systems were being fully implemented, we concluded that net revenues from our government services contracts would be lower than anticipated because case volumes were lower due to welfare reform and a strong economy. In addition, we underestimated the costs required to support our services. The primary sources of additional costs were a need to install a greater number of point-of-sale terminals, higher than expected transaction volumes per recipient and higher support costs. These higher costs could not be recovered under our fixed-price variable volume contracts and when combined with lower sales due to a decreased number of welfare recipients, resulted in 1998 charges of $26.3 million and $14.7 million to write off assets used in the government services business and to accrue for future losses on these contracts. Subsequent to the 1998 charges, additional state systems began operations while a continuing strong economy led to further reductions in the number of welfare cases. In addition, Citibank notified us that it would not renew our exclusive switching contract. As a result, we recorded additional charges in 1999 totaling $8.7 million, primarily for additional expected future contract losses.

We increased our provision for expected future losses on long-term contracts by approximately $12.2 million in the second quarter of 2000 to reflect the fact that we signed a definitive contract with Citibank for a coalition of states for which Citibank serves as the prime contractor and we serve as a subcontractor. Prior to executing the agreement with Citibank, we were providing services for this coalition without a binding contract with Citibank. Although we believe that we did not have a legal obligation to provide services to this coalition before signing our agreement with Citibank, the states included in this coalition did not have alternative means of delivering benefits under their entitlement programs.

                                        eFunds Corporation and Subsidiaries   17

As a result, we believed we could not terminate the provision of services during our contract negotiations with Citibank because any unilateral decision to do so would have subjected us to a substantial risk of litigation by the coalition states as well as potential claims by Citibank. At the same time, our negotiations with Citibank had to be conducted within the basic framework of our bid to Citibank and its bid to the coalition states. The execution of the agreement allowed us to avoid the possibility that our future losses could be larger if Citibank were ultimately to prevail on its assertions regarding the appropriate pricing and other terms applicable to our services. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals resulting from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.

Deluxe has agreed to indemnify us for future losses arising from any litigation based on the conduct of our government services business prior to our initial public offering and from future losses on identified loss contracts in excess of our $29.2 million loss contract reserve as of April 30, 2000, which amount includes the $12.2 million charge discussed above. The indemnification obligation does not apply to losses contemplated by the existing reserves. The maximum amount of litigation and contract losses for which Deluxe will indemnify us is $14.6 million. Any indemnification payments received from Deluxe will be recorded as a reduction of expense when the additional contract losses, if any, are recognized. Through December 31, 2000, no such indemnification payments have been required.

We previously announced our intention to exit the government services business when our current contractual commitments expire in 2006. Although revenues in this segment may continue to decline, we will now consider the extension or renewal of existing contracts when such extensions or renewals can be accomplished on a profitable basis. We intend to continue to take steps to improve profitability of our existing business.

Loss Contract and Other Charges - Over the past three years, we incurred significant charges for legal proceedings, asset impairments, contract losses and restructurings. These charges have had a significant impact on our results of operations and financial position over this period of time.

The significant charges recorded in 2000, 1999, and 1998 on a pretax basis are as follows:

(dollars in thousands)
Year Ended December 31,                   2000            1999             1998
===============================================================================
Legal proceedings charges
(reversals)                            $    --       $  (2,094)        $ (4,157)
Asset impairment charges                    --             492           26,252
Loss contract charges - net              9,700           8,208           14,697
Restructuring charges (reversals)          555          (2,399)           2,151
-------------------------------------------------------------------------------
     Total                             $10,255       $   4,207         $ 38,943
===============================================================================

These charges are reflected in the statements of operations for 2000, 1999 and 1998 as follows:

(dollars in thousands)
Year Ended December 31,                  2000           1999             1998
===============================================================================
Cost of sales                          $ 9,700       $   8,700         $ 40,949
Selling, general and
administrative expenses                    555          (2,399)           2,151
Other income (expense)                      --          (2,094)          (4,157)
-------------------------------------------------------------------------------
     Total                             $10,255       $   4,207         $ 38,943
===============================================================================

For more information about these charges, refer to Notes 5, 6, 7 and 13 to our consolidated financial statements.

18  eFunds Corporation and Subsidiaries

Recent Events

Initial Public Offering - We issued 5.5 million shares of common stock to the public in June 2000. Subsequent to this initial public offering, Deluxe owned 40 million shares of our common stock, representing 87.9% of our total outstanding common shares. Proceeds from the offering, based on the offering price of $13.00 per share, totaled $71.5 million ($64.5 million, net of offering expenses).

Separation from Deluxe - On December 29, 2000, we completed our separation from Deluxe through a spin-off transaction in which Deluxe distributed all of its shares of our common stock to its shareholders. Each shareholder participating in the spin-off received approximately 0.5514 of our common shares for each Deluxe share owned. The transaction was tax-free to Deluxe and its shareholders for U.S. federal income tax purposes except to the extent of cash received in lieu of fractional shares.

Transactions With Deluxe - Deluxe has been, and is expected to continue to be, a significant client for our payment systems and services business.

In 1999, we provided information technology and business process management services on a project-by-project basis to Deluxe. Revenue for these services was $9.8 million on a pro forma full year basis. In 1999, sales to Deluxe represented approximately 3% of our total net revenues and approximately 3.8% of the net revenues of our payment systems and services business.

Beginning in 2000, our software services to Deluxe were formalized into a five-year software development outsourcing agreement. During the term of the agreement, Deluxe is obligated to spend at least $43.0 million per year for software development based on the actual number of hours of information technology services that we provide to Deluxe. If Deluxe fails to reach the $43.0 million spending target, it will be obligated to make payments for a portion of our fees based on our estimates of lost profits.

This agreement also calls for us to provide business process management services, including accounts receivable, accounts payable and other general accounting services as well as data entry services to Deluxe. Deluxe's annual minimum spending target for business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The provision of services by us under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services. Revenue from Deluxe for information technology and business process management services was $59.3 million in 2000.

Results of Operations

The following table presents, for the periods indicated, the relative composition of net revenues and selected statements of operations data as a percentage of net revenues:

Year Ended December 31,                                            2000       1999       1998
=============================================================================================
Net revenues
  Payment systems and services                                     89.4%      84.0%      83.6%
  Government services                                              10.6       16.0       16.4
---------------------------------------------------------------------------------------------
     Total net revenues                                           100.0      100.0      100.0
---------------------------------------------------------------------------------------------
Cost of revenue
  Payment systems and services                                     53.2       48.6       47.5
  Government services
     Cost of revenue excluding
     loss contract and asset
     impairment charges                                             7.1       12.8       16.6
     Loss contract and asset
     impairment charges                                             2.3        2.9       15.3
---------------------------------------------------------------------------------------------
          Total cost of revenue                                    62.6       64.3       79.4
---------------------------------------------------------------------------------------------
Gross Margin                                                       37.4       35.7       20.6
---------------------------------------------------------------------------------------------
Selling, general and administrative expense                        35.0       36.1       30.6
---------------------------------------------------------------------------------------------
Income (loss) from operations                                       2.4       (0.4)     (10.0)
---------------------------------------------------------------------------------------------
Other income (expense)
  Legal proceedings                                                   -        0.7        1.6
  Interest expense                                                 (1.0)      (0.9)      (0.4)
  Interest and other income (expense)                               0.6       (0.3)       0.1
---------------------------------------------------------------------------------------------
Income (loss) before income taxes                                   2.0       (0.9)      (8.7)
Benefit (provision) for income taxes                               (0.9)      (1.8)       3.2
---------------------------------------------------------------------------------------------
Net income (loss)                                                   1.1%      (2.7)%     (5.5)%
=============================================================================================

                                        eFunds Corporation and Subsidiaries   19

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Revenue - Net revenue increased $115.6 million, or 38.2%, to $417.9 million in 2000 from $302.3 million in 1999. On a full year pro forma basis assuming our April 1999 acquisition of the remaining 50% interest in our joint venture with HCL Corporation occurred on January 1, 1999, net revenue increased $111.2 million, or 36.3%, to $417.9 million in 2000 from $306.7 million in 1999.

Payment systems and services net revenue increased $119.5 million, or 47.0%, to $373.6 million in 2000 from $254.1 million in 1999. Net revenue was not recorded for our joint venture with HCL in the first quarter of 1999 because the equity method of accounting was used prior to our acquisition of the remaining 50% interest in this entity in April 1999. On a pro forma basis taking into account this acquisition as if it had occurred on January 1, 1999, payment systems and services net revenue increased $115.2 million, or 44.6%, to $373.6 million in 2000 from $258.4 million in 1999.

Two new agreements contributed significantly to the increase in our revenues in 2000. Our software development and outsourcing agreements with Deluxe contributed $59.3 million in revenue during the year ended December 31, 2000. Revenue for similar services provided to Deluxe in 1999 amounted to $9.8 million. In addition, an ATM deployment agreement, which we entered into in September 2000, contributed approximately $20.2 million in incremental revenue.

Expanded collection service offerings along with increased utilization of these services also contributed significantly to our growth. Increases in transaction processing and account inquiry verification volumes of 8% and 16.8%, respectively, in 2000 over 1999, also contributed to our increase in revenue, although the revenue increases related to increased transaction processing volumes were offset, to some extent, by lower fees for new customers and customers renewing their agreements. The increase in revenue related to account verification inquiry volumes was further enhanced by price increases.

Deluxe has been, and is expected to continue to be, a significant customer for our payment systems and services business. Total net revenue from Deluxe was $59.3 million, or 14.2% of our total net revenues in 2000 and $9.8 million, or 3.2% of our total net revenues for 1999. The provision of services by us under our agreement with Deluxe is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

Government services net revenues decreased $4.0 million, or 8.2%, to $44.3 million during 2000 from $48.3 million in 1999. The decrease was primarily due to the expiration of an electronic benefit transfer contract in the second quarter of 2000 partially offset by increased revenues from Medicaid eligibility verification services. Although revenues in this segment may continue to decline, we are now considering the extension or renewal of existing contracts when it can be accomplished on a profitable basis.

Cost of Revenue - Cost of revenue increased $67.7 million, or 34.8%, to $262.0 million in 2000 from $194.3 million in 1999. As a percentage of net revenue, cost of revenue was 62.6% in 2000, compared to 64.3% in 1999. Excluding net charges of $9.7 million and $8.7 million for loss contract and asset impairment charges in the government services business taken in 2000 and 1999, respectively, cost of revenue as a percentage of net revenue was 60.4% and 61.4% in 2000 and 1999, respectively. On a full year pro forma basis assuming our April 1999 acquisition of the remaining 50% interest in our Indian joint venture with HCL occurred on January 1, 1999 and excluding loss contract and asset impairment charges, cost of revenue as a percentage of net revenue was 60.4% and 61.4% in 2000 and 1999, respectively.

Payment systems and services cost of revenue increased $75.6 million, or 51.5%, to $222.4 million in 2000 from $146.8 million in 1999. As a percentage of payment systems and services net revenue, cost of revenue increased to 59.5% in 2000 as compared to 57.8% in 1999. On a full year pro forma basis assuming our April 1999 acquisition of the remaining 50% interest in our Indian joint venture with HCL occurred on January 1, 1999, cost of revenue increased $72.8 million, or 48.6%, to $222.4 million in 2000 from $149.6 million in 1999. On a pro forma basis, cost of revenue was 57.9% of payment systems and services net revenue in 1999.

20   eFunds Corporation and Subsidiaries

The increase in cost of revenue was driven primarily by our software development and outsourcing agreement with Deluxe, increased collections and transaction processing activity and initial costs associated with both the new ATM deployment agreement and the opening of a new call center in Mumbai, India. The new call center generated minimal revenue in 2000 while the ATM deployment agreement exhibited a slight loss. These increases in cost of revenue were partially offset by an increasing proportion of work being performed at lower cost in India, a shift toward electronic customer inquiries in the account verification business that generates higher margins and decreased reliance on subcontractors.

Government services cost of revenue decreased $7.9 million, or 16.6%, to $39.6 million in 2000 from $47.5 million in 1999. As a percentage of government services net revenue, cost of revenue decreased to 89.3% in 2000 as compared to 98.4% in 1999. Excluding $9.7 million and $8.7 million of net loss contract charges recorded in 2000 and 1999, respectively, cost of revenue as a percentage of net revenue was 67.4% and 80.4% for 2000 and 1999, respectively. The reduction in cost of revenue on a percentage basis for the year ended December 31, 2000 (exclusive of the $9.7 million charge) is a reflection of programs implemented to reduce the cost of supporting a declining revenue stream in future years and reduced costs associated with the expiration of an EBT contract.

Gross Margin - Gross margin increased $47.9 million, or 44.4%, to $155.9 million during 2000 from $108.0 million in 1999. As a percentage of net revenue, gross margin increased to 37.4% during 2000 as compared to 35.7% in 1999. Excluding net loss contract and other charges of $9.7 million and $8.7 million recorded in 2000 and 1999, respectively, gross margin as a percentage of net revenue was 39.6% in 2000 and 38.5% in 1999. Excluding the net loss contract charges, gross margin, as a percentage of net revenue was 38.4% for 1999 on a pro forma basis taking into account our April 1999 acquisition of the remaining 50% interest in our Indian joint venture.

Selling, General and Administrative (SG&A) Expenses - SG&A expenses increased $37.0 million, or 33.8%, to $146.1 million during 2000 from $109.1 million in 1999. We incurred $6.1 million in 2000 for one-time transition costs related to the separation of the Company from Deluxe. These transition and severance costs contributed to the SG&A increase versus 1999. We do not expect to incur further costs and expenses associated with the separation from Deluxe in future periods. The increase in SG&A in 2000 over 1999 was also related to the acquisition of the remaining 50% interest in our joint venture with HCL in April 1999. No SG&A expenses were recorded for this entity in the first quarter of 1999 because the equity method of accounting was used prior to this acquisition. Other factors contributing to the increase were additional promotional advertising geared toward creating brand awareness of the eFunds name, infrastructure investments needed to support higher levels of business in the payment systems and services area both in the United States and India related to our new software development and outsourcing agreement with Deluxe and increased goodwill amortization due to the acquisition of an electronic check conversion company in February 1999. Also, in the first quarter of 1999, $2.4 million of restructuring accruals from prior periods were reversed, reducing SG&A expenses for that year.

As a percentage of net revenue, SG&A expenses decreased to 35.0% during 2000 compared to 36.1% in 1999. Assuming our April 1999 acquisition of the remaining 50% interest in our Indian joint venture occurred on January 1, 1999 and excluding the $6.1 million incurred in 2000 for costs related to the spin-off and $2.9 million of one-time costs related to the acquisition incurred in 1999, SG&A expense as a percentage of net revenue decreased to 33.5% in 2000 from 35.0% in 1999.

Other Income (Expense) - Other income (expense) was $(1.6) million during 2000 compared to $(1.6) million for 1999. Other income (expense) in 2000 includes the interest earned on the proceeds of our public offering offset by interest expense related to our inter-company balance payable to Deluxe, interest on our India line of

                                        eFunds Corporation and Subsidiaries   21
credit, equity losses from our 24% investment in a limited liability company and goodwill amortization related to that investment. In 1999, other income (expense) included interest income earned from our intercompany balance receivable from Deluxe and reversals of $2.1 million of reserves for legal accruals offset by losses recorded under the equity method of accounting for our Indian joint venture and interest on our India line of credit. Prior to our acquisition of the remaining ownership interest in our operations in India in April 1999, we recorded our 50% share of the joint venture's losses in interest and other expense. For the majority of 2000, net intercompany balances were in a payable position to Deluxe.

Provision for Income Taxes - The provision for income taxes was $3.6 million in 2000 compared to $5.6 million in 1999 resulting in effective tax rates of 44% and (212)%, respectively. The decrease in the tax provision for 2000 was due to lower taxes on foreign earnings partially offset by non-deductible goodwill amortization. Our Indian software development and business process management operations qualify for tax incentives associated with such businesses that operate within designated geographic locations. Such incentives generally provide us with exemptions from Indian tax on certain business income generated from these operations and phase out through the end of 2008. The effect of such tax incentives in 2000 was to reduce income tax expense by approximately $1.9 million.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Net Revenue - Net revenue increased $34.8 million, or 13.0%, to $302.3 million in 1999 from $267.5 million in 1998. Both the payment systems and services and government services segments experienced increases in net revenue during 1999. On a full year pro forma basis taking into account the acquisition of the remaining 50% interest in our joint venture with HCL Corporation of India, net revenues increased $27.1 million, or 9.7%, to $306.7 million in 1999 from $279.6 million in 1998.

Payment systems and services net revenue increased $30.6 million or 13.7% to $254.1 million in 1999 from $223.5 million in 1998. Of this increase, $12.7 million was a result of the completion of the acquisition of the remaining 50% interest in our India operations in April 1999. We recorded no net revenue for this joint venture in 1998 because we used the equity method of accounting prior this acquisition. On a full year pro forma basis taking into account this acquisition as if it had occurred on January 1, 1998, payment systems and services net revenue increased $22.8 million or 9.6% to $258.4 million in 1999 from $235.6 million in 1998. The increase in net revenue was driven by greater transaction processing and account verification inquiry volumes and price increases for these services as well as the initiation of business process management services to Deluxe. Transaction volumes increased 27.3%, and inquiry volumes increased 6.1% as the result of higher volumes from existing customers. These increases were partially offset by decreased software sales due to customer reluctance to make significant software changes prior to Year 2000. Reported and pro forma net revenue for 1999 include $8.8 million and $9.8 million earned from Deluxe, or 2.9% and 3.2%, respectively, of total net revenue.

Government services net revenue increased by $4.3 million, or 9.8%, to $48.3 million in 1999 from $44.0 million in 1998. This increase was due to the rollout of additional states during the latter half of 1998 and early 1999 and price increases on contract extensions for online Medicaid eligibility verification services.

Cost of Revenue - Cost of revenue decreased $18.0 million, or 8.5%, to $194.3 million in 1999 from $212.3 million in 1998. This decrease in 1999 is the net result of increased costs associated with increased transaction and inquiry volumes and the acquisition of HCL's 50% interest in our India operations, offset by a $32.2 million reduction in loss contract and asset impairment charges related

22   eFunds Corporation and Subsidiaries
to our government services business. As a percentage of net revenue, cost of revenue decreased to 64.3% during 1999 compared to 79.4% during 1998, mainly due to a reduction in loss contract and asset impairment charges. Excluding these charges, cost of revenue as a percentage of net revenue was 61.4% in 1999 and 64.1% in 1998. On a full year pro forma basis taking into account the India joint venture acquisition and excluding loss contract and asset impairment charges, cost of revenue, as a percentage of net revenue was 61.4% in 1999 and 64.5% in 1998.

Payment systems and services cost of revenue increased $19.8 million, or 15.6%, to $146.8 million in 1999 from $127.0 million in 1998. Approximately $10.7 million of this increase was a result of the completion of the joint venture acquisition in April 1999. We recorded no expenses for this entity in 1998 because we used the equity method of accounting prior to this acquisition in April 1999. On a full year pro forma basis taking into account the acquisition as if it had occurred on January 1, 1998, payment systems and services cost of revenue increased $13.4 million or 9.8% to $149.6 million in 1999 from $136.2 million in 1998. These increases were due primarily to the introduction of new services, primarily electronic check conversion services, and amortization of software related to new products, primarily QualiFile(SM), DataNavigator(TM) and online banking in the United Kingdom. The increases were partially offset through the execution of more profitable contracts, less reliance on subcontractors through building of our own capabilities and an increased proportion of work being done offshore where margins are higher despite lower billing rates. As a result, cost of revenue, as a percentage of payment systems and services net revenue was 57.8% in 1999 compared with 56.8% in 1998 on an as reported basis. On a pro forma basis, taking into account the acquisition of the remaining 50% interest in our India joint venture, cost of revenue as a percentage of payment systems and services net revenue held relatively constant at 57.9% in 1999 and 57.8% in 1998.

Government services cost of revenue decreased $38.0 million, or 44.6%, to $47.3 million in 1999 from $85.3 million in 1998. The decrease during 1999 was due primarily to the $32.2 million reduction in loss contract and asset impairment charges, as well as lower depreciation and amortization expense in 1999 due to asset impairment charges recorded in 1998. As a percentage of government services net revenue, cost of revenue decreased to 97.9% in 1999 compared to 193.9% in 1998. Excluding the loss contract and asset impairment charges, cost of revenue as a percentage of government services net revenue decreased to 79.9% in 1999 compared to 100.8% in 1998.

Gross Margin - Gross margin increased $52.8 million, or 95.7%, to $108.1 million in 1999 from $55.2 million in 1998. As a percentage of net revenues, gross margin increased to 35.7% in 1999 compared to 20.6% in 1998. Excluding the loss contract and asset impairment charges, our gross margin would have been 38.6% in 1999 and 35.9% in 1998.

Selling, General and Administrative (SG&A) Expenses - SG&A expenses increased $27.3 million, or 33.4%, to $109.1 million in 1999 from $81.8 million in 1998. As a percentage of net revenue, SG&A expenses increased to 36.1% in 1999 compared to 30.6% in 1998. This increase was predominantly related to costs incurred in conjunction with the development of DebitBureau(R), infrastructure investments and goodwill amortization. These increases were partially offset by initiatives designed to lower SG&A expenses, such as reductions in hiring, travel cost and consulting fees, and lower restructuring charges. In 1999, we reversed $2.4 million of restructuring accruals from prior periods. In 1998, we recorded restructuring charges of $3.2 million for severance relating to our initiative to reduce SG&A expenses. During 1998, we also reversed $1.0 million of a 1996 restructuring charge.

                                        eFunds Corporation and Subsidiaries   23

Other Income (Expense) - Other expense was $(1.6) million in 1999 compared to other income of $3.5 million in 1998. The increase in expense in 1999 was primarily due to losses on the disposal of an in-house developed system, which was written off when the decision to take the assets out of service was made and the assets were replaced with purchased software that has greater functionality. In 1999 we reversed $2.1 million of legal accruals compared to $4.2 million in 1998. The initial accrual related to the Mellon litigation. This was partially offset by the reduced losses recorded under the equity method of accounting for our Indian joint venture. Prior to our acquisition of the remaining ownership interest in April 1999, we recorded our 50% share of the joint venture's losses in other expense.

Provision for Income Taxes - We recognized a provision for income taxes of $5.6 million compared to a benefit of $8.6 million in 1998, resulting in effective tax rates of (212)% and 37%, respectively. The provision for income taxes in 1999 was adversely affected by non-deductible goodwill amortization and an increase in the valuation allowance related to certain net operating loss carryforwards.

Liquidity, Capital Resources and Financial Condition

At December 31, 2000, cash and cash equivalents were $78.7 million. In addition, we had a $10.0 million time deposit account pledged as collateral to support our guarantee of a credit facility available to our Indian operations. We also had $3.8 million of restricted cash that we temporarily hold in custodial accounts on behalf of clients and had supplied $27.7 million in restricted cash to ATMs deployed by us. We have agreed with the company who manages this ATM base to make up to $35.0 million of cash available for this purpose. We have also agreed to guarantee up to $3.0 million face value of equipment leases for Canadian customers of this company and we have indicated that, subject to the mutual agreement of the parties upon definitive terms and conditions, we would be willing to work towards an arrangement under which we would loan this company up to $12.0 million to enable it to undertake mutually agreed-upon acquisitions.

At December 31, 2000, we had a $10.0 million credit facility, denominated in Indian rupees, available to our Indian operations at the lender's prime interest rate. Borrowings under this facility are due on demand. We guarantee the facility and this guarantee is collateralized by a $10.0 million time deposit account maintained by us with the lending bank. The maturity date of this deposit is March 28, 2001, at which time the collateral may be renewed or replaced by the agreement of both parties. The average amount drawn on this credit facility during 2000 was $4.7 million at a weighted average interest rate of 15.4%. At December 31, 2000, $5.3 million was outstanding at an interest rate of 15.4%. As of December 31, 1999, $3.1 million was outstanding at an interest rate of 15.8% and the average amount drawn down on this line during 1999 was $2.7 million at a weighted average interest rate of 15.8%.

Deluxe provided us with an unsecured revolving credit facility of up to $75.0 million through the spin-off date. We did not borrow any funds under this facility. We replaced the Deluxe facility with a $15.0 million revolving credit facility on December 29, 2000. The new facility has a term of nine months and borrowings thereunder will bear interest at either the lender's base or offshore rate at our discretion. While we did not borrow any funds under this facility through December 31, 2000, we posted an irrevocable standby letter of credit in the amount of $4.0 million to guarantee our performance under a government services contract with the state of New York. The issuance of this letter of credit reduced our borrowing capacity under the facility to $11.0 million. The facility is guaranteed by certain of our subsidiaries and requires us to comply with certain financial and non-financial covenants.

24   eFunds Corporation and Subsidiaries

We intend to replace the $15.0 million facility with a larger credit facility with one or more financial institutions prior to maturity. A replacement credit facility may not be available to us, or if available, we may not be able to obtain it on a timely basis or on terms acceptable to us. If we are unable to secure a replacement credit facility prior to maturity, we will repay any outstanding borrowings from available cash and cash equivalents.

In connection with our EBT and collection activities, we post surety bonds with state agencies guaranteeing our performance of certain obligations related to contracts or state requirements. The aggregate amount of such bonds outstanding at December 31, 2000 was $8.0 million.

The following table sets forth a summary of cash flow activity and should be read in conjunction with our consolidated statements of cash flows:

(dollars in thousands)
Summary of Cash Flows
Year Ended December 31,                                    2000            1999
===============================================================================
Cash provided by (used in) operating activities        $ 43,769       $ (12,150)
Cash used in investing activities                       (61,219)        (73,209)
Cash provided by financing activities                    64,459         105,153
Adjustment for lag in financial reporting                (4,127)             --
-------------------------------------------------------------------------------
Net increase in cash and cash equivalents              $ 42,882       $  19,794
===============================================================================

Cash flows from operating activities were $43.8 million and $(12.2) for the years ended December 31, 2000 and 1999, respectively. The increase in operating cash flow reflects the use of $32.2 million in 1999 to pay a judgment to Mellon Bank in a legal proceeding related to our government services business, for which we had accrued $40.0 million in 1997, and approximately $25.0 million to supply cash to ATMs managed by a client of our electronic payments business during the year ended December 31, 1999. These significant increases in outflows of operating cash did not recur during the year ended December 31, 2000.

Cash used in investing activities was $61.2 million for the year ended December 31, 2000, due in part to purchases of capital assets of $41.9 million. We also invested $20.0 million to purchase a 24% interest in a provider of ATM management services. Cash used in investing activities was $73.2 million for the year ended December 31, 1999, primarily due to purchases of capital assets of $38.2 million. We also invested cash of $35.7 million to purchase the remaining 50% interest in our Indian joint venture and an electronic check conversion company.

Cash provided from financing activities was $64.5 million for the year ended December 31, 2000. Net cash provided by our initial public offering was $64.5 million. Cash provided by Deluxe was $23.9 million and dividends paid to Deluxe were $13.8 million. We also used cash to repay debt of $2.1 million and placed $10.0 million in a time deposit account to establish collateral to support our guarantee under our Indian credit facility. Cash provided from financing activities was $105.2 million for the year ended December 31, 1999. Deluxe provided $108.8 million to increase the capitalization of the Company in preparation for the spin-off and we used cash to repay debt of $6.7 million. In addition, we borrowed $3.1 million against our credit facility in India.

The adjustment for the lag in financial reporting during December 1999 represents the change in the results of operations and financial position of our Indian operations. Previously, this business reported its results of operations and financial position on a one-month lag. In January 2000, this business changed its reporting period to coincide with the rest of our Company.

We believe that cash generated from operations, borrowings under our credit facilities and the remaining net proceeds from our initial public offering will provide sufficient funds for our operations for the foreseeable future.

                                        eFunds Corporation and Subsidiaries   25

Recent Developments - We issued 5.5 million shares of common stock to the public in June 2000. Subsequent to this initial public offering, Deluxe continued to own 40 million shares of our common stock, representing 87.9% of our total outstanding common shares. Proceeds from the offering, based on the offering price of $13.00 per share, totaled $71.5 million ($64.5 million, net of offering expenses).

On December 29, 2000, we completed our separation from Deluxe through a spin-off transaction in which Deluxe distributed all of its shares of our common stock to its shareholders. Each Deluxe shareholder of record received 0.5514 of our common shares for each Deluxe share owned. The transaction was tax-free to Deluxe and to its shareholders for U.S. federal income tax purposes except to the extent of cash received in lieu of fractional shares.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides guidance on accounting for derivatives and hedge transactions. The statement is effective for us on January 1, 2001. We anticipate that the effects of this pronouncement will not have a material impact on our reported operating results or financial position.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The application of this SAB did not have an impact on our reported operating results or financial position, as our revenue recognition policies were compliant with the SAB.

Disclosures About Market Risk

We operate internationally, and so are subject to potentially adverse movements in foreign currency rate changes. We have not entered into foreign exchange forward contracts to reduce our exposure to foreign currency rate changes on intercompany foreign currency denominated balance sheet positions. As of December 31, 2000, we have borrowed $5.3 million on a line of credit denominated in Indian rupees. The rate on the borrowing remains fixed for the term of the borrowing. The rupee-denominated funds borrowed are used exclusively by the business within India to pay for expenses denominated in Indian rupees.

We are exposed to foreign exchange risk to the extent of adverse fluctuations in the Indian rupee and the British pound. We do not believe that a change in the Indian rupee and British pound exchange rates of 10% would result in a material effect on our future earnings, financial position or cash flows.

As our international operations continue to grow and the related foreign exchange risks increase, we may seek to enter into transactions that qualify for hedge accounting treatment under SFAS No. 133 to reduce our exposure to foreign currency rate changes.

26   eFunds Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands)
December 31,                                                                                      2000             1999
=======================================================================================================================
Assets
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                  $    78,731      $    35,849
Time deposit subject to compensating balance arrangement                                        10,000               --
Restricted custodial cash                                                                        3,787            3,429
Accounts receivable - net                                                                       57,825           52,834
Deferred income taxes                                                                           12,589           10,552
Income taxes receivable                                                                             --            7,109
Prepaid expenses and other current assets                                                        7,111            3,061
-----------------------------------------------------------------------------------------------------------------------
          Total current assets                                                                 170,043          112,834
Property and equipment - net                                                                    77,355           60,473
Long-term investments                                                                           21,802            3,347
Deferred income taxes                                                                               --            1,549
Restricted cash                                                                                 27,734           28,939
Intangibles
     Goodwill - net                                                                             43,019           46,905
     Software - net                                                                             33,150           20,746
     Other intangible assets - net                                                              15,004           15,136
-----------------------------------------------------------------------------------------------------------------------
          Total intangibles - net                                                               91,173           82,787
-----------------------------------------------------------------------------------------------------------------------
          Total non-current assets                                                             218,064          177,095
-----------------------------------------------------------------------------------------------------------------------
               Total assets                                                                $   388,107      $   289,929
=======================================================================================================================

Liabilities and Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------------
Accounts payable                                                                           $    29,163      $    19,791
Accrued liabilities
     Accrued compensation and employee benefits                                                 18,703           18,172
     Accrued contract losses                                                                    22,247           20,599
     Other                                                                                      20,953           23,670
Borrowings on line of credit                                                                     5,303            3,100
Long-term debt due within one year                                                               2,100            1,895
-----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                             98,469           87,227
Long-term debt                                                                                   2,244            3,597
Deferred income taxes                                                                               24               --
Other long-term liabilities                                                                         50               --
Commitments and contingencies (Notes 2, 11, 13 and 14)
Stockholders' equity
     Preferred stock $.01 par value; 100,000,000 shares authorized; no
     shares issued and outstanding                                                                  --               --
     Common stock $.01 par value (authorized: 250,000,000 shares; issued and outstanding:
     45,500,000 and 40,000,000 shares at December 31, 2000 and 1999, respectively)                 455              400
     Additional paid-in capital                                                                391,699          292,198
     Accumulated deficit                                                                      (103,233)         (92,946)
     Accumulated other comprehensive loss                                                       (1,601)            (547)
-----------------------------------------------------------------------------------------------------------------------
        Stockholders' equity                                                                   287,320          199,105
-----------------------------------------------------------------------------------------------------------------------
          Total liabilities and stockholders' equity                                       $   388,107      $   289,929
=======================================================================================================================

See Notes to Consolidated Financial Statements

                                        eFunds Corporation and Subsidiaries   27

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)
Year Ended December 31,                                                         2000         1999         1998
==============================================================================================================
Net Revenue                                                                $ 417,894    $ 302,340    $ 267,520
--------------------------------------------------------------------------------------------------------------
  Cost of revenue, excluding loss contract and asset impairment charges      252,262      185,590      171,359
  Loss contract and asset impairment charges                                   9,700        8,700       40,949
--------------------------------------------------------------------------------------------------------------
     Total cost of revenue                                                   261,962      194,290      212,308
--------------------------------------------------------------------------------------------------------------
Gross Margin                                                                 155,932      108,050       55,212
--------------------------------------------------------------------------------------------------------------
  Selling, general and administrative expense                                146,056      109,138       81,823
--------------------------------------------------------------------------------------------------------------
  Income (loss) from operations                                                9,876       (1,088)     (26,611)
Other Income (Expense)
  Legal proceedings                                                               --        2,094        4,157
  Interest expense                                                            (3,897)      (2,595)      (1,024)
  Interest and other income (expense)                                          2,303       (1,051)         318
--------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                              8,282       (2,640)     (23,160)
Benefit (provision) for income taxes                                          (3,644)      (5,586)       8,569
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $   4,638    $  (8,226)   $ (14,591)
==============================================================================================================
Weighted average shares outstanding                                           42,788       40,000       40,000
==============================================================================================================

Weighted average shares and potential dilutive shares outstanding             42,867       40,000       40,000
==============================================================================================================

Net income (loss) per share - basic and diluted                            $    0.11    $   (0.21)   $   (0.36)
==============================================================================================================

See Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)
Year Ended December 31,                                                         2000         1999         1998
==============================================================================================================
Net income (loss)                                                          $   4,638    $  (8,226)   $ (14,591)
Other comprehensive (loss) income, net of tax -
  Foreign currency translation adjustments                                    (1,054)        (419)          44
--------------------------------------------------------------------------------------------------------------
  Comprehensive income (loss)                                              $   3,584    $  (8,645)   $ (14,547)
==============================================================================================================
Related tax benefit (expense) of other comprehensive income (loss)
  Foreign currency translation adjustments                                 $     422    $    (795)   $     (26)
==============================================================================================================

See Notes to Consolidated Financial Statements

28   eFunds Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                        Retained    Accumulated
                                                                        Additional      earnings          other         Total
                                                       Common Stock        paid-in  (accumulated  comprehensive stockholders'
(in thousands)                                     Shares      Amount      capital      deficit)  income (loss)        equity
=============================================================================================================================
Balance, December 31, 1997                         40,000   $     400    $  (2,096)   $  89,558      $     (172)    $  87,690
         Net loss                                      --          --           --      (14,591)             --       (14,591)
         Contributions by Deluxe, net                  --          --       16,660           --              --        16,660
         Translation adjustment                        --          --           --           --              44            44
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                         40,000         400       14,564       74,967            (128)       89,803
         Net loss                                      --          --           --       (8,226)             --        (8,226)
         Contributions by Deluxe, net                  --          --      277,634           --              --       277,634
         Dividends paid to Deluxe                      --          --           --     (159,687)             --      (159,687)
         Translation adjustment                        --          --           --           --            (419)         (419)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                         40,000         400      292,198      (92,946)           (547)      199,105
         Net income                                    --          --           --        4,638              --         4,638
         Adjustment for lag in financial
         reporting (see Note 2)                        --          --           --       (1,125)             --        (1,125)
         Offering proceeds, net                     5,500          55       64,404           --              --        64,459
         Contributions by Deluxe, net                  --          --       35,097           --              --        35,097
         Dividends paid to Deluxe                      --          --           --      (13,800)             --       (13,800)
         Translation adjustment                        --          --           --           --          (1,054)       (1,054)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                         45,500   $     455    $ 391,699    $(103,233)     $   (1,601)    $ 287,320
=============================================================================================================================

See Notes to Consolidated Financial Statements

                                        eFunds Corporation and Subsidiaries   29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
Year Ended December 31,                                                               2000            1999                1998
==============================================================================================================================
Cash Flows from Operating Activities
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                $   4,638       $  (8,226)          $ (14,591)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
   Depreciation                                                                     13,935          12,519              12,015
   Amortization of intangibles                                                      17,134           9,982               9,504
   Asset impairment charges                                                             --             492              26,252
   Equity in pre-acquisition losses of HCL-Deluxe                                       --           1,114               1,759
   Loss on sales of property and equipment                                             172           4,973               2,635
   Deferred income taxes                                                              (464)          8,927              (6,529)
   Equity in loss of limited liability company                                         500              --                  --
   Changes in assets and liabilities, net of effects from acquisitions
       Restricted cash                                                                 847         (27,902)             (4,466)
       Accounts receivable                                                          (4,542)            393              (6,629)
       Accounts payable                                                              8,654           7,963              (6,571)
       Income taxes receivable/payable                                              13,214          (4,310)            (10,218)
       Reserve for legal proceedings                                                  (325)        (34,200)             (6,228)
       Accrued contract losses                                                       1,344           5,902              14,697
       Other assets and liabilities                                                (11,338)         10,223              (3,809)
------------------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) operating activities                       43,769         (12,150)              7,821
------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                               (41,893)        (38,225)            (30,468)
Payments for acquisitions and investments, net of cash acquired                    (20,000)        (35,667)                 --
Proceeds from sales of property and equipment                                          407           1,229                  70
Other                                                                                  267            (546)             (1,139)
------------------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                    (61,219)        (73,209)            (31,537)
------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
------------------------------------------------------------------------------------------------------------------------------
Net borrowings on line of credit                                                     1,831           3,054                  --
Net advances from Deluxe                                                               158              --                  --
Proceeds from issuance of long-term debt                                                13              11                  61
Payments on long-term debt                                                          (2,107)         (2,125)             (2,125)
Investment in time deposit to establish loan guarantee collateral                  (10,000)             --                  --
Proceeds from initial public offering (net of offering costs of $7.0 million)       64,459              --                  --
Capital contributions by Deluxe                                                     23,905         268,440              17,992
Dividends paid to Deluxe                                                           (13,800)       (159,687)                 --
------------------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                                 64,459         105,153              15,928
------------------------------------------------------------------------------------------------------------------------------
Adjustment for lag in financial reporting (see Note 2)                              (4,127)             --                  --
Net increase (decrease) in cash and cash equivalents                                42,882          19,794              (7,788)
Cash and cash equivalents at beginning of period                                    35,849          16,055              23,843
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                       $  78,731       $  35,849           $  16,055
------------------------------------------------------------------------------------------------------------------------------
Supplementary cash flow disclosure:
Cash paid for interest                                                           $   3,030       $   1,091           $     673
==============================================================================================================================

See Notes to Consolidated Financial Statements

30   eFunds Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2000, 1999 and 1998

     NOTE 1
     Spin-off and Basis of Presentation

In January 2000, Deluxe Corporation (Deluxe) announced that its board of directors approved a plan (the Plan) to combine its electronic payments, professional services and government services businesses into a separate, independent publicly traded company to be called eFunds Corporation (the Company or eFunds). The Company was incorporated in Delaware in December 1984 and changed its name from Deluxe Electronic Payment Systems, Inc. to eFunds Corporation in September 1999. The Company's business is conducted through two segments: payment systems and services and government services. Payment systems and services provides a comprehensive suite of transaction processing, decision support and risk management products and services for debit transactions as well as information technology consulting and business process management services to the financial services and retail industries. Government services provide online electronic benefits transfer (EBT) services under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services.

The Company issued 5.5 million shares of common stock to the public in June 2000. Subsequent to this initial public offering, Deluxe continued to own 40 million shares of the Company's common stock, representing 87.9% of the Company's total outstanding common shares. Proceeds from the offering, based on the offering price of $13.00 per share, totaled $71.5 million ($64.5 million, net of offering expenses).

In October 2000, Deluxe announced its plans to distribute all of its shares of the Company's common stock to its shareholders through a spin-off transaction. Previously, Deluxe had intended to dispose of its ownership in the Company via an exchange offer under which Deluxe shareholders would have had the option of exchanging their Deluxe stock for the Company's stock. Based on prevailing market conditions, Deluxe determined that a spin-off transaction would be a more appropriate and efficient means of accomplishing the planned spin-off. On November 30, 2000, Deluxe announced that its Board of Directors declared a stock dividend of all the common shares of eFunds held by Deluxe (40 million shares). The dividend was distributed on December 29, 2000 in the amount of approximately
0.5514 eFunds shares for each Deluxe share. Deluxe received a ruling from the Internal Revenue Service that the distribution qualifies as tax-free to Deluxe and its shareholders for U.S. federal income tax purposes except to the extent that cash was received in lieu of fractional shares.

As part of the spin-off, the Company and Deluxe have entered into various agreements that address matters such as information technology consulting and business process management services, indemnification, data sharing, real estate, tax-sharing and transitional services. Certain of these agreements between the Company and Deluxe relate to services that each party also provides to external customers, i.e. revenue-generating services. These agreements are intended to be on-going following the spin-off. The Company will provide information technology consulting, data entry and financial services to Deluxe as it would to any other external customer. Conversely, Deluxe will provide the Company certain development and support services as it would to any other external customer.

Deluxe has agreed to indemnify the Company for certain future losses arising from litigation as well as future losses on identified loss contracts of the government services segment. The Company plans to record any amounts received from Deluxe under the indemnification agreement after the spin-off as a reduction of expense when the additional contract losses, if any, are recognized. Under the indemnification agreement, the Company is required to calculate increases or decreases to the loss contract reserve in a manner consistent with Deluxe's historical loss accrual practices. Deluxe will also indemnify the Company against any liabilities, losses or expenses arising from the litigation or claims asserted against the

                                        eFunds Corporation and Subsidiaries   31

Company in connection with the operation of the government services business prior to the completion of the IPO. Deluxe's total indemnification obligations to the Company are limited to $14.6 million. No such indemnification payments have been required through December 31, 2000.

Deluxe assisted the Company with certain treasury, accounting, legal and sales services through the spin-off and will continue to assist the Company in the administration of benefit and compensation plans, tax matters, and rent certain facilities to the Company through September 30, 2001. The purpose of these transitional service agreements is to allow the party receiving the services to locate another source for such service. As such, the party receiving the transitional service may discontinue the service at any time prior to the termination date contained within the agreement, or may extend the service period for an additional 60 days if necessary. In addition, the Company will lease portions of a facility to Deluxe for various periods through December 2003.

Deluxe contributed the ownership of various subsidiaries and certain assets and liabilities of business operations (the Transferred Businesses) to the Company on March 31, 2000. As the Company and the Transferred Businesses were under common control, the consolidated financial statements of the Company include all of the assets, liabilities, revenues and expenses of the businesses conducted through the payment systems and services and government services segments.

All transactions between the entities included in the consolidated financial statements have been eliminated. Because the Transferred Businesses were under common control, the accompanying consolidated financial statements have been retroactively restated to reflect the historical consolidated financial position as of December 31, 1999 and the consolidated results of operations and cash flows for the years ended December 31, 1999 and 1998, as if the contribution of the Transferred Business described above had occurred and been operating as a stand-alone business throughout the periods presented on an "as-if-pooled" basis.

Included in the consolidated financial statements are allocated portions of Deluxe's corporate assets, liabilities and expenses relating to the Transferred Businesses. Deluxe and the Company believed the allocation method and the allocations are reasonable; however, the Company has no history as an independent operating company. The historical financial information the Company has included in the consolidated financial statements may not be reflective of what the results of operations, financial condition and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented. As a result, the historical financial information may not necessarily be indicative of what the results of operations, financial condition and cash flows will be in the future. The Company has not made adjustments to reflect changes that may occur to its cost structure, funding and operations as a result of the spin-off.

Allocations of common expenses were calculated based on a percentage of Company revenue to total Deluxe revenue, number of employees, square footage and transaction processing costs and included costs for various support functions such as human resources, information services and finance. These common costs to the Company and Deluxe were allocated since specific identification of the actual costs incurred was not practicable. In addition, historically, the Deluxe corporate entity has purchased certain assets or paid certain liabilities that were attributable to the Company. These items were specifically identified from within the Deluxe consolidated financial statements and have been recorded in the Company's consolidated financial statements.

     Note 2
     Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of the Company and the Transferred Businesses. All significant intercompany accounts, transactions and profits have been eliminated. For purposes of consolidating certain international operations primarily based in India, the Company used financial statements with a November 30 fiscal period end through December 31, 1999.

32   eFunds Corporation and Subsidiaries

Effective January 1, 2000, the Company's Indian operations, which had previously reported their results of operations and financial position on a one-month lag, changed their reporting dates to coincide with the rest of the Company's subsidiaries. This change, which was made in conjunction with the implementation of the Company's central accounting and financial reporting system, reflects the financial results of that segment on a timely basis and improves operating and planning efficiencies. The results of operations for the Company's Indian operations for the month of December 1999 were excluded from the Company's consolidated statements of operations and were reflected as an adjustment to accumulated deficit during the first quarter of 2000. These operations generated a net loss of $1.1 million and consumed $4.1 million of cash in the month of December 1999.

Cash and Cash Equivalents - The Company considers all cash on hand, money market funds, outstanding transfers of cash for authorized settlement of automated teller machines (ATMs) with financial institutions and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

Statements of Cash Flows - Non-cash investing and financing activity in 2000 consisted primarily of the acquisition of real property and a data center from Deluxe for $10.0 million. The purchase price was included in the amount contributed to the Company's capital at March 31, 2000. For all periods presented, non-cash investing and financing activities related to the acquisition of assets from or through Deluxe or the settlement of liabilities on the Company's behalf by Deluxe in the ordinary course of business that had not been repaid by the Company at the time Deluxe contributed intercompany balances to the Company's capital at each of March 31, 2000, December 31, 1999 and December 31, 1998.

Restricted Cash - The Company has entered into agreements with a related limited liability company (L.L.C.) to supply cash for ATMs managed by the L.L.C. and deployed by the Company in various locations throughout the United States. The agreements provide that the Company retains control over and ownership of this cash. Subject to the approval of the Company, the L.L.C. determines the level of cash required to be maintained within the ATMs up to an authorized level. The Company currently has an aggregate outstanding authorized cash level of $35.0 million. The agreements are effective through August 31, 2004. The cash in the ATMs is not available for general operating use and is reflected in the Company's consolidated balance sheets as a non-current asset.

In connection with the Company's electronic payment transactions, the Company also has cash belonging to customers that temporarily resides in custodial accounts maintained by the Company. The Company records these amounts as current restricted custodial cash with a corresponding liability within other accrued liabilities in the consolidated balance sheets.

Accounts Receivable - Accounts receivable are stated net of allowances for uncollectible accounts of $5.3 million and $4.5 million at December 31, 2000 and 1999, respectively. The Company records allowances for uncollectible accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for uncollectible accounts, the Company takes into consideration such factors as its day-to-day knowledge of specific customers, the industry and size of its customers, the overall composition of its accounts receivable aging, prior history of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. Increases in the allowances for uncollectible accounts are recorded as bad debt expense and are reflected in selling, general and administrative expense in the Company's consolidated statements of operations. Bad debt expense was $3.3 million in 2000, $2.9 million in 1999 and $1.1 million in 1998. When a specific account receivable is determined to be uncollectible, the Company reduces both its accounts receivable and allowances for uncollectible accounts accordingly. As of December 31, 2000 and 1999, no one customer accounted for 10% or more of total receivables.

                                        eFunds Corporation and Subsidiaries   33

Long-term Investments - At December 31, 2000 and 1999 long-term investments consisted principally of a 24% investment in the L.L.C. and the cash surrender values of insurance contracts, respectively.

In March 2000, the Company paid cash of $20.0 million for an approximately 24% interest in the L.L.C. This investment is being accounted for under the equity method of accounting and the Company's share of the L.L.C.'s losses are recorded in interest and other income (expense). The difference of $20.0 million between the carrying value of the investment and the underlying equity in the net assets of the limited liability company is being accounted for in the same manner as goodwill and is being amortized over 15 years. The Company has agreed to guarantee up to $3.0 million face value of equipment leases for Canadian customers of this entity and to lend this entity up to $12.0 million to enable it to fund mutually agreed upon acquisitions.

The life insurance contracts were transferred to Deluxe at the spin-off pursuant to the Employee Benefits Agreement. The carrying value of the insurance contracts approximated their fair values.

Property and Equipment - Property and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and computer and other equipment with lives of three to eight years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

Property and equipment consisted of the following:

(in thousands)
December 31,                                         2000                1999
===============================================================================
Land and improvements                             $   6,961           $   4,993
Buildings and improvements                           45,917              33,684
Machinery and equipment                              29,957              25,465
Computer equipment                                   70,049              54,745
-------------------------------------------------------------------------------
     Total property and equipment                   152,884             118,887
Accumulated depreciation                            (75,529)            (58,414)
-------------------------------------------------------------------------------
     Property and equipment - net                 $  77,355           $  60,473
===============================================================================

Intangibles - Intangibles are presented in the consolidated balance sheets net of accumulated amortization. Amortization expense is determined on the straight-line basis over periods of 10 to 30 years for cost in excess of net assets acquired (goodwill) and one to five years for software and other intangibles. Other intangibles consist primarily of software held for licensing and resale. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the estimated lives of its identifiable intangible assets and goodwill. The carrying values of its intangible assets are evaluated for impairment in accordance with the Company's policy on impairment of long-lived assets and intangibles.

Total intangibles were as follows:

(in thousands)
December 31,                                             2000           1999
===============================================================================
Cost in excess of net assets acquired
(see Note 4)                                           $  61,413      $  61,577
Software                                                  52,606         34,164
Other intangible assets                                   80,530         69,784
-------------------------------------------------------------------------------
     Total                                               194,549        165,525
Less accumulated amortization                           (103,376)       (82,738)
-------------------------------------------------------------------------------
Intangibles - net                                      $  91,173      $  82,787
===============================================================================

Impairment of Long-lived Assets and Intangibles - The Company evaluates the recoverability of property and equipment and identifiable intangibles not held for sale by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. When the asset being evaluated was acquired in a purchase business combination in which goodwill was recorded, a pro-rata portion of the goodwill value is included in the carrying amount of the asset. This pro-rata portion of goodwill is based on the relative fair values at the date of acquisition of the long-lived assets and identifiable intangibles acquired. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset and the pro-rata portion of the goodwill would be eliminated before recording any reduction of the original carrying amount of the long-lived assets and identifiable

34   eFunds Corporation and Subsidiaries
intangibles. In evaluating whether there is any impairment of a long-lived asset associated with a long-term service contract, the amount of any loss contract accrual is excluded from the undiscounted future cash flows associated with the long-lived asset when determining whether the asset is impaired.

The Company evaluates the recoverability of property and equipment and identifiable intangibles held for disposal by comparing the asset's carrying amount with its fair value less costs to sell. If a large segment or separable group of assets that were acquired in a purchase business combination were held for disposal, all of the unamortized goodwill associated with those assets would be included in the carrying amount of the assets for purposes of this evaluation. Should the fair value less costs to sell be less than the carrying value of the long-lived asset(s), an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset(s) exceeds the fair value of the asset(s) less costs to sell. The unamortized goodwill associated with those assets would be eliminated before recording any reduction in the carrying value of the asset(s).

The Company evaluates the carrying value of goodwill at an enterprise level when events or changes in circumstances at the businesses to which the goodwill relates indicate that the carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a current period operating or cash flow loss combined with a history of operating or cash flow losses, (2) a forecast that demonstrates continuing losses, (3) a significant adverse change in legal factors or in business climate, or (4) an adverse action or assessment by a regulator. In evaluating the recoverability of enterprise goodwill, the Company measures the carrying amount of the goodwill against the estimated undiscounted future cash flows of the businesses to which the goodwill relates. In determining the future cash flows, the Company looks to historical results, current forecasts and internal earnings targets. The estimated net cash flows include the effects of income tax payments and interest charges. Should the sum of the expected future net cash flows be less than the carrying value of the goodwill, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the net book value of the related businesses exceeds the fair value of these businesses.

Income Taxes - In most cases, the Company's domestic businesses were included in the Deluxe consolidated tax return through December 31, 2000. Tax payments are made to Deluxe and tax benefits are reimbursed by Deluxe to the extent they are used. The consolidated financial statements include income tax benefits (provisions) and liabilities calculated as if separate tax returns were prepared for the periods covered. Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Translation Adjustment - The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in the stockholders' equity section of the consolidated balance sheets. Gains and losses that result from foreign currency transactions are included in earnings.

Revenue Recognition - Revenues are recorded net of any applicable discounts. Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing the Company's customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transactions. Additionally, these services include monitoring ATMs and point-of-sale devices to alert the Company's customers when potential problems occur. These fees are charged on a per transaction basis, depending on the contractual arrangement with the customer.

                                        eFunds Corporation and Subsidiaries   35

The Company also receives fees paid by customers utilizing certain ATMs and interchange fees paid by their banks. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer, depending on the product and service.

Software license fees for standard software products are recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable and evidence of an arrangement exists. License fees are charged based on modules purchased by the customer. In some situations, the Company's customers do not take possession of the software, but rather, it remains installed on the Company's hardware and customers access it as needed. Revenue in these situations is recognized on a fee-for-service basis.

Software maintenance and support revenues are recognized ratably over the term of the contract, and/or as the services are provided. Support services such as customization of standard software modules are charged on a time and materials basis and recognized as hours are completed.

Revenues from professional services for information technology consulting and business process management services are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee per hour basis and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project.

Long-term Service Contracts - Long-term service contracts are definitive agreements to provide services over a period of time in excess of one year and with respect to which the Company has no contractual right to adjust the prices or terms at or on which its services are supplied during the term of the contract. The Company's long-term service contracts are for transaction processing in the government services segment and the payment systems and services segment and business process management services in the payment systems and services segment. Total revenues for some long-term service contracts may vary based on the demand for services. Revenues on long-term service contracts are recognized under the applicable revenue recognition policy above. Expenses are recognized when incurred, with the exception of installation costs. In existing long-term service contracts, installation costs are not recovered at the time of installation. Rather they are factored into billing rates over the term of the contract. Accordingly, installation costs for long-term service contracts are initially capitalized and then amortized over the life of the contract. Any equipment and software purchased to support a long-term service contract is capitalized and depreciated or amortized over the life of the related contract or the life of the asset, whichever is shorter.

In determining the profitability of a long-term service contract, only direct and allocable indirect costs associated with the contract are included in the calculation. The appropriateness of allocations of indirect costs depends on the circumstances and involves the judgment of management, but such costs may include the costs of indirect labor, contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance, depreciation and amortization and, in some circumstances, support costs. The method of allocating any indirect costs included in the analysis is also dependent upon the circumstances and the judgment of management, but the allocation method must be systematic and rational. General and administrative costs and selling costs are not included in the analysis. Provisions for estimated losses on long-term service contracts, if any, are made in the period in which the loss first becomes probable and reasonably estimable.

36   eFunds Corporation and Subsidiaries

Projected losses are based on management's best estimates of a contract's revenue and costs. Actual losses on individual long-term service contracts are compared to the loss projections periodically, with any changes in the estimated total contract loss recognized as they become probable and reasonably estimable.

Certain direct costs associated with the EBT contracts discussed in Note 5 are common to a number of contracts and are attributed to each contract based on its use of the services associated with these common direct costs. Revenues, case counts or other applicable statistics are used to attribute these costs to individual contracts.

In the event an asset impairment loss is recognized on long-lived assets used to support a long-term service contract, the original estimation of the contract's costs is revised to reduce the depreciation and amortization associated with the impaired assets.

Advertising Expense - Advertising and promotional costs are expensed as incurred. The Company incurred advertising and promotional expense of $9.9 million, $0.7 million, and $0.4 million in 2000, 1999, and 1998, respectively.

Research and Development Expenses - Research and development costs are charged to expense as incurred and recorded in selling, general and administrative expenses. Research and development expenses amounted to $1.4 million, $3.8 million and $0.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Capitalization of Internal-Use Software - The Company capitalizes costs of software developed or obtained for internal use once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.

Capitalization of Software Developed for Resale - The Company capitalizes costs of software developed for licensing and resale once technological feasibility has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general release to customers. Such costs are amortized on a product-by-product basis, over no longer than five years. Software developed for resale is carried at the lesser of amortized cost or net realizable value.

In some situations the Company's customers do not take possession of the software. Instead, it remains installed on the Company's hardware and customers access it as needed. The software utilized under these arrangements is also sold to customers. Thus, the development costs of these software products are accounted for under the Company's policy on capitalization of software developed for resale.

Web Site Development Costs - The Company capitalizes costs associated with the development of web sites in accordance with its policy on capitalization of internal-use software. Costs incurred in populating the site with information on the Company or on products available to customers are expensed as incurred.

Employee Stock-Based Compensation - Through the spin-off, the Company participated in Deluxe's stock incentive program. In connection with the IPO and the spin-off, the Company adopted new stock incentive programs. As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company continues to account for its employee stock-based compensation in accordance with

                                        eFunds Corporation and Subsidiaries   37

Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. No compensation cost has been recognized for fixed stock options issued under the Deluxe or eFunds programs. The Company discloses pro forma net income (loss) and net income (loss) per share as if the fair value method of SFAS No. 123 had been used (see Note 9).

Income (Loss) per Share and Stockholders' Equity - The following table reflects the calculation of basic and diluted income (loss) per share:

(in thousands,
except per share  amounts)
Year Ended December 31,                            2000        1999        1998
===============================================================================
Net income (loss) per share - basic
  Net income (loss)                            $  4,638    $ (8,226)   $(14,591)
  Weighted average shares outstanding            42,788      40,000      40,000
-------------------------------------------------------------------------------
  Net income (loss) per share - basic          $   0.11    $  (0.21)   $  (0.36)
===============================================================================

Net income (loss) per share - diluted
  Net income (loss)                            $  4,638    $ (8,226)   $(14,591)
  Weighted average shares outstanding            42,788      40,000      40,000
  Dilutive impact of options                         79          --          --
-------------------------------------------------------------------------------
  Weighted average shares and
  potential dilutive shares outstanding          42,867      40,000      40,000
-------------------------------------------------------------------------------
  Net income (loss) per share - diluted        $   0.11    $  (0.21)   $  (0.36)
===============================================================================

On January 27, 2000, the Company increased the number of authorized shares from 2,500 to 250 million. On May 12, 2000, the Company declared a 16,000 to one stock split, increasing the shares issued and outstanding from 2,500 to 40 million. The income (loss) per share is presented as if the 40 million shares had been outstanding for all periods presented.

On April 4, 2000, the Company authorized 100 million shares of preferred stock with a par value of $.01 per share. No such shares are issued or outstanding.

In connection with the Company's initial public offering, a stockholder rights plan was adopted. The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company pursuant to an offer that is not approved by the Board of Directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the Board because the Board of Directors may redeem the rights or approve an offer at any time prior to such time as any person has become the beneficial owner of 15% or more of the outstanding common stock.

Comprehensive Income - Comprehensive income includes charges and credits to equity that are not the result of transactions with stockholders. The Company's total comprehensive income consists of net income or loss and foreign currency translation adjustments. The foreign currency translation adjustments are reflected as accumulated other comprehensive loss in the Company's consolidated balance sheets.

Use of Estimates - The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and related notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides guidance on accounting for derivatives and hedge transactions. This statement is effective for the Company on January 1, 2001. The Company does not anticipate that the effect of this pronouncement will have a material impact on reported operating results or financial position.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Applications of this SAB did not have an impact on the Company's reported operating results or financial position as the Company's revenue recognition policies were compliant with the SAB.

38   eFunds Corporation and Subsidiaries

     Note 3
     Transactions with Deluxe

Purchase and sale transactions between the Company and Deluxe are executed at either current market pricing or agreed-upon transfer prices. Purchases from Deluxe were $0.2 million, $2.9 million and $0.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. Sales to Deluxe were $59.3 million, $9.8 million and $5.7 million, for the years ended December 31, 2000, 1999 and 1998, respectively. Under Deluxe's centralized cash management system, advances from Deluxe and excess cash sent to Deluxe through March 31, 2000, are reflected as contributions by and distributions to Deluxe and are included in stockholders' equity in the consolidated balance sheets.

Deluxe allocated to the Company $16.4 million, $25.6 million, $25.3 million for the years ended December 31, 2000, 1999 and 1998, respectively, for the cost of corporate services provided. Prior to 2000, these allocations, which were calculated based on a percentage of the Company's revenue to total Deluxe revenue, number of employees and transaction processing costs, included expenses for various support functions such as human resources, information services and finance. These common costs to the Company and Deluxe were allocated since specific identification of the actual costs incurred was not practicable. The Company and Deluxe believe that this allocation method was reasonable. The amounts allocated to the Company are included in selling, general and administrative expense in the consolidated statements of operations. During 2000, certain of the costs for these support functions were incurred directly by the Company. The remaining corporate services provided by Deluxe were allocated to the Company based on estimates of the costs that would be incurred by the Company if it were a stand-alone, independent company. The amounts allocated to the Company are included in selling, general and administrative expense in the consolidated statements of operations.

Deluxe also charged the Company for interest expense or credited the Company for interest income based on the cash the Company had borrowed from or provided to Deluxe. The Company was charged or credited net interest (expense) income from Deluxe of $(0.9) million, $2.8 million, and $3.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. The average interest rates used to calculate these amounts were 6.7%, 5.1%, and 5.4% for the years ended December 31, 2000, 1999, and 1998, respectively. These amounts are included in interest and other income (expense) in the consolidated statements of operations. The interest rate for net receivables from Deluxe was based on the average 30-day commercial paper composite rate. The interest rate for net payables was based on the average 30-day commercial paper composite rate plus 2%. At December 31, 1999 and March 31, 2000, Deluxe forgave the net outstanding debt that the Company owed Deluxe. The Company recorded this as a capital contribution. Subsequent to March 31, 2000, the Company and Deluxe have repaid any net amounts owed to each other. The interest rates applied subsequent to March 31, 2000, were based on the one-month LIBOR rate plus 0.25%.

Beginning in 2000, the information technology consulting services provided by the Company to Deluxe have been formalized into a five-year outsourcing agreement. During the term of the agreement, Deluxe will be obligated to spend approximately $43.0 million per year for information technology consulting services for information technology applications. Amounts will be based on the actual number of hours of information technology services that the Company provides to Deluxe. If Deluxe fails to reach the $43.0 million spending target per year, Deluxe will be obligated to make liquidated damage payments for a portion of the Company's fees based on its estimates of lost margins. The Company also will provide business process management services to Deluxe. Deluxe's annual minimum spending target for business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The agreement will also provide for liquidated damages for non-performance by the Company and bonuses for superior performance. The provision of services by the Company under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

                                        eFunds Corporation and Subsidiaries   39

On March 31, 2000, the Company purchased real property and a data center located in Phoenix, Arizona, and personal property from a subsidiary of Deluxe for $10.0 million. The Company previously rented portions of this facility. The purchase price of the property and data center was at the net book value that was recorded on the Deluxe subsidiary's general ledger.

Deluxe provided the Company with an unsecured revolving credit facility of up to $75.0 million until the earlier of the effective date of the spin-off or December 31, 2000. The Company never borrowed any funds under this facility.

     Note 4
     Business Combinations

On April 13, 1999, Deluxe acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. (HCL) for $23.4 million in cash. The joint venture, which Deluxe entered into with HCL Corporation of India in 1996, commenced operations in September 1997. The company provides information technology consulting and business process management services to financial services companies and to all of the Company's and Deluxe's businesses. The ownership of this company was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the entire results of this business from the date the Company acquired 100% ownership. Prior to this, the Company recorded its 50% ownership of the joint venture's results under the equity method of accounting. As such, its results of operations prior to the acquisition are included in other expense in the consolidated statements of operations. This business is included in the payment systems and services segment. The purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $24.9 million is reflected as goodwill and is being amortized over 15 years.

On February 19, 1999, Deluxe acquired all of the outstanding shares of eFunds Corporation of Tustin, California, an electronic check conversion company, for $13 million in cash. The company provides electronic check conversion and electronic funds transfer solutions for financial services companies and retailers. The ownership of this company was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of this business subsequent to its acquisition date. This business is included in the payment systems and services segment. The purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $15.7 million is reflected as goodwill and is being amortized over 10 years.

     Note 5
     Contract Losses

During the second quarter of 2000, the Company recorded net charges of $9.7 million for additional expected future losses on the contracts of the government services segment's EBT business. This amount is reflected in cost of revenue in the Company's consolidated statement of operations. In April 2000, the Company completed negotiations with the prime contractor for a state coalition for which the Company provides EBT services. Prior to this, the Company and the prime contractor were operating without a binding, legally enforceable contract. The Company increased its accrual for expected future losses on long-term service contracts by $12.2 million to reflect the fact that the Company now had a signed agreement with this contractor. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals. These reversals resulted from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.

40   eFunds Corporation and Subsidiaries

During 1999, charges of $8.2 million were recorded to provide for additional expected future losses on the contracts of the government services segment. These charges are reflected in cost of revenue in the 1999 consolidated statement of operations. A majority of the charges resulted from the conclusion of negotiations with a prime contractor regarding the timing and costs of transitioning switching services from the Company to a new processor. Also, lower than projected actual transaction volumes (primarily related to states fully rolled-out in 1999) contributed to the changes in the estimates underlying the 1998 charges.

During 1998, the Company recorded charges of $14.7 million to provide for expected future losses on existing long-term service contracts of the government services segment. These charges are reflected in cost of revenue in the 1998 consolidated statement of operations. Due to a continuing strong economy, record low unemployment and welfare reform, the actual transaction volumes and expected future revenues of this business were well below original expectations. Additionally, actual and expected future installation, help desk and other costs were significantly higher than originally anticipated. These factors resulted in expected future losses on the existing EBT contracts of this business.

The following table summarizes the activity of the accrued contract loss reserve:

(in thousands)
Year Ended December 31,                          2000        1999         1998
--------------------------------------------------------------------------------
Beginning balance                            $   20,599  $   14,697    $      --
Provision for contract losses                    12,200       8,208       14,697
Reversal of provision for
contract losses                                  (2,500)       --             --
Charges to reserve                               (8,052)     (2,306)          --
--------------------------------------------------------------------------------
Ending balance                               $   22,247  $   20,599   $   14,697
--------------------------------------------------------------------------------

     Note 6
     Impairment Losses

During 1999, due to the continued operating losses of the government services segment, additional impairment charges of $0.5 million were recorded. These charges represent the write-down of long-lived assets and intangibles purchased by this segment during 1999. These assets consisted primarily of software and installation costs associated with the continued roll-out of additional states. All assets purchased were reduced to a carrying value of zero, as they were in 1998. These impairment charges are reflected in cost of sales in the 1999 consolidated statement of operations.

During 1998, the Company recorded impairment charges of $26.3 million to write down the carrying value of long-lived assets of the government services segment. The assets consisted of point-of-sale equipment, internal-use software and capitalized installation costs utilized in the EBT activities of this segment. The Company concluded that the operating losses incurred by this business would continue. This was primarily due to the fact that the variable costs associated with supporting benefit recipient activity were higher than originally anticipated and actual transaction volumes were below original expectations. In calculating the impairment charge, the Company determined that the assets utilized by this business had no fair market value. The point-of-sale equipment was purchased via capital leases. The lease buy-out prices for this equipment plus the deinstallation costs exceeded the amount equipment resellers were willing to pay for the equipment. The utility of the internal-use software was limited to its use in supporting the EBT business, and the installation costs could not be resold. Thus, the long-lived assets and intangibles of this business were reduced to a carrying value of zero. These impairment charges are reflected as cost of revenue in the 1998 consolidated statement of operations.

                                        eFunds Corporation and Subsidiaries   41

     Note 7
     Restructuring Charges

In 2000, the Company identified additional opportunities for savings in the payment systems and services segment and planned to reduce the workforce by 31 employees. Accordingly, the Company expensed $0.6 million.

During 1999, the Company reversed $2.4 million of restructuring accruals relating to its 1998 initiative to reduce selling, general and administrative (SG&A) expense and the 1996 plan to reduce the workforce at the international operations of the payment systems and services segment. The reduction in the SG&A expense initiative accrual was due to higher than anticipated attrition, resulting in severance payments to 37 fewer employees than originally anticipated. Also, due to the Company's decision in 1999 to retain the international operations of its payment systems and services segment, planned reductions within that business were canceled. These accrual reversals are reflected in SG&A expense in the 1999 consolidated statement of operations.

During 1998, the Company recorded restructuring charges of $3.2 million for severance associated with the Company's initiative to reduce its SG&A expense. The Company anticipated eliminating 76 positions in various support functions within sales, marketing, finance, human resources and information services through 2000. As of December 31, 1999, 33 of the positions have been eliminated. Also during 1998, the Company reversed $1.0 million of a 1996 restructuring charge. The 1996 charge related to planned reductions in various support functions at the international operations of the payment systems and services segment. Due to higher than anticipated attrition, it was necessary to reduce this reserve. This accrual reversal and the new restructuring accruals are reflected in SG&A expense in the 1998 consolidated statement of operations.

The following table summarizes the change in the Company's restructuring accruals for 2000, 1999 and 1998:

(in thousands)
Year Ended December 31,                2000                  1999                     1998
================================================================================================
                            Number of               Number of               Number of
                            employees               employees               employees
                             affected     Amount     affected     Amount     affected     Amount
================================================================================================
Balance - beginning of year         6    $ 1,242          186    $ 4,672          174    $ 4,574
Severance paid                    (28)    (1,419)         (18)    (1,031)         (19)    (2,053)
Adjustments to accrual             31        555         (162)    (2,399)          31      2,151
------------------------------------------------------------------------------------------------
Balance - end of year               9    $   378            6    $ 1,242          186    $ 4,672
================================================================================================

     Note 8
     Benefit (Provision) for Income Taxes

Income (loss) before income taxes consists of:

(in thousands)
Year Ended December 31,                             2000      1999        1998
===============================================================================
Domestic                                         $ 5,368  $ (2,163)   $(24,591)
Foreign                                            2,914      (477)      1,431
------------------------------------------------------------------------------
     Total                                       $ 8,282  $ (2,640)   $(23,160)
==============================================================================

The components of the benefit (provision) for income taxes are as follows:

(in thousands)
Year Ended December 31,                            2000     1999        1998
==============================================================================
Current tax benefit (provision)
  Federal                                        $(4,030) $  5,527    $  1,324
  Foreign                                            (47)       --          --
  State                                              (31)     (271)      1,169
------------------------------------------------------------------------------
     Total                                        (4,108)    5,256       2,493
Deferred tax benefit (provision)
  Federal                                            684   (10,811)      6,157
  State                                             (220)      (31)        (81)
------------------------------------------------------------------------------
     Total                                       $(3,644) $ (5,586)   $  8,569
==============================================================================

42   eFunds Corporation and Subsidiaries

The Company's effective tax rate on pretax loss differs from the U.S. Federal statutory tax rate of 35% as follows:

(in thousands)
Year Ended December 31,                                      2000          1999            1998
===================================================================================================
Income tax at Federal statutory rate                     $    (2,899)     $   924      $      8,106
State income taxes net of Federal income tax benefit            (163)        (196)              707
Difference between U.S. statutory rate and foreign tax
 rate                                                          1,713          (58)               --
Amortization and write-down of non deductible
 intangibles                                                  (1,412)      (1,074)             (231)
Change in valuation allowance                                   (826)      (4,591)              636
Other                                                            (57)        (591)             (649)
---------------------------------------------------------------------------------------------------
Benefit (provision) for income taxes                     $    (3,644)     $(5,586)     $      8,569
===================================================================================================

Tax effected temporary differences, which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                     2000                          1999
===================================================================================================
(in thousands)                             Deferred     Deferred tax      Deferred     Deferred tax
Year Ended December 31,                      assets      liabilities        assets      liabilities
===================================================================================================
Net operating loss carryforwards           $ 17,330      $        --      $ 15,598     $         --
Reserve for legal proceedings                   407               --           646               --
Accrued contract losses                       9,166               --         8,085               --
Restructuring accruals                          144               --           476               --
Property and equipment                           10               --           954               --
Intangibles                                     440               --           718               --
Employee benefit and incentive plans          1,257               --           879               --
Miscellaneous reserves and accruals           1,397               --         1,327               --
All other                                       218              504           131              239
---------------------------------------------------------------------------------------------------
Subtotal                                     30,369              504        28,814              239
Valuation allowance                         (17,300)              --       (16,474)               -
---------------------------------------------------------------------------------------------------
Total deferred taxes                       $ 13,069      $       504      $ 12,340     $        239
===================================================================================================

The valuation allowance relates principally to the uncertainty of realizing federal, foreign and state net operating loss carryforwards.

At December 31, 2000, net operating loss carryforwards relating to federal, foreign and state jurisdictions totaled $97.1 million. Of these carryforwards, $88.0 million expire in various years between 2001 and 2020 and $9.1 million of foreign net operating losses may be carried forward indefinitely.

The valuation allowance includes approximately $1.7 million for net operating loss carryforwards of a business that was acquired in 1999. The utilization, if any, of these net operating loss carryforwards would be recorded as a reduction of goodwill.

The Company's Indian software development and business process management operations qualify for tax incentives associated with businesses which operate within designated geographic locations. Such incentives generally provide the Company with exemptions from Indian tax on certain business income generated from these operations and phase out through the end of 2008. The effect of such tax incentives in 2000 was to reduce income tax expense by approximately $1.9 million.

     Note 9
     Employee Benefit Plans

Stock Purchase Plan - Until the spin-off, the Company participated in Deluxe's employee stock purchase plan that enabled eligible employees to purchase Deluxe's common stock at 75% of its fair market value on the first business day following each three-month purchase period. The Company's participation in the stock purchase plan terminated at the time of the spin-off. Compensation expense recognized for the difference between the employees' purchase price and the fair value of the stock was $0.9 million, $0.7 million and $0.7 million in 2000, 1999 and 1998, respectively. The Company has established an Employee Stock Purchase Plan to replace the Deluxe plan. The new plan enables eligible employees

                                        eFunds Corporation and Subsidiaries   43
to purchase the Company's common stock at the lesser of 85% of its fair market value on the first or last business day of each three-month purchase period (six months with respect to the first purchase period). This plan will be submitted to the Company's shareholders for approval in 2001.

Stock Incentive Plans - The Company participated in Deluxe's stock incentive plans through the date of the spin-off. Under these plans, stock-based awards were issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other. Options become exercisable in varying amounts beginning generally one year after the date of grant.

The Company also participated in Deluxe's DeluxeSHARES program. In 1998, under this program, options were awarded to substantially all employees of the Company (excluding foreign employees), allowing them, subject to certain conditions, to purchase 100 shares of Deluxe common stock. The options became exercisable on January 30, 2001.

All options issued under the Deluxe stock incentive and DeluxeSHARES programs allow for the purchase of shares of Deluxe's common stock at prices equal to their market value at the date of grant.

In connection with the spin-off (see Note 1), Deluxe and the Company decided that Deluxe options outstanding as of the record date for the spin-off would be converted to options to purchase shares of the Company and options to purchase shares of Deluxe based on a formula that compared the market value of the Company's and Deluxe's common stock at the record date for the spin-off. The formula was designed to maintain an equivalent intrinsic value for the option holder utilizing the criteria described in FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. To accommodate the conversion, the Company established the eFunds Corporation Stock Incentive Plan for Deluxe Conversion Awards (the "Conversion Plan").

Under the Conversion Plan, the converted options retain their remaining terms, vesting and other characteristics as provided in the Deluxe plans except that options awarded under the 1998 DeluxeSHARES program were modified to require that vesting prior to January 30, 2001 will be conditioned upon the per share price of the Company's common stock reaching a market price at least equal to 150% of the per share exercise price rather than 150% of per share exercise price of a share of Deluxe common stock.

As a result of conversion, options to purchase 2.9 million shares of the Company's common stock were outstanding with a weighted average exercise price of $13.75 per share at December 31, 2000 under the Conversion Plan. The Company did not record compensation expense as a result of the conversion process.

In connection with the Company's initial public offering and spin-off from Deluxe, the Company established the eFunds Corporation 2000 Stock Incentive Plan. The plan provides for a broad range of methods to deliver stock-based awards similar to the Deluxe plans it replaces. Options issued under the plan become exercisable in varying amounts beginning generally one year after the date of grant.

Deluxe issued restricted shares and restricted stock units to Company employees as follows: 11,456 units at a weighted-average fair value of $26.19 per share during 2000, 6,264 shares and units at a weighted-average fair value of $26.19 per share during 1999 and 979 shares and units at a weighted-average fair value of $35.63 per share during 1998. All outstanding Deluxe restricted stock units were cancelled in connection with the spin-off. The Company issued 10,000 restricted stock rights to an employee prior to the spin-off. Awards generally vest over periods ranging from one to five years. No consideration is paid by the employees for these awards. As such, the Company recorded compensation expense of $328,000, $164,000 and $57,000 for restricted share and restricted stock unit awards for the years ended December 31, 2000, 1999 and 1998, respectively.

Information with respect to option activity for the year ended December 31, 2000 is as follows:

                                                                       Wtd. avg.
                                                                        exercise
2000                                                           Shares      price
================================================================================
Deluxe options converted to eFunds
options at spin-off                                         2,918,435   $ 13.75
eFunds options granted                                      2,772,458     12.84
eFunds options cancelled                                     (204,985)   (12.89)
--------------------------------------------------------------------------------
Options outstanding at end of year                          5,485,908   $ 13.33
================================================================================

44   eFunds Corporation and Subsidiaries

For options outstanding and exercisable at December 31, 2000, the exercise price ranges and average remaining lives were as follows:

Ranges of             Options       Wtd. avg.        Wtd. avg.        Options       Wtd. avg.
exercise prices   outstanding  remaining life   exercise price    exercisable  exercise price
=============================================================================================
$ 7.13 - $12.87       886,273            8.18           $11.27        204,355          $12.58
$13.00 - $13.88     2,792,853            9.10            13.03        338,864           13.21
$14.05 - $19.68     1,806,782            7.16            14.80        837,190           15.05
---------------------------------------------------------------------------------------------
                    5,485,908            8.31           $13.33      1,380,409          $14.23
=============================================================================================

Pro forma information regarding net income (loss) and net income (loss) per share has been determined as if the Company had accounted for its employee stock-based compensation under the fair value method. The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model. The following weighted-average assumptions were used in valuing options issued in 2000, 1999 and 1998, respectively: risk-free interest rate of 5.0%, 6.7% and 5.9%; dividend yield of 0%, 4.6% and 4.5%; and expected volatility of 50.0%, 24.0% and 21.8%. The weighted-average expected option life was 5 years, 9 years and 5.9 years for 2000, 1999 and 1998, respectively. The weighted-average fair value of options granted in 2000, 1999 and 1998 was $6.33, $8.28 and $6.13, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods.

The Company's pro forma net income (loss) and net income (loss) per share were as follows:

(in thousands, except per share amounts)
Year Ended December 31,                         2000        1999         1998
===============================================================================
Net income (loss)
     As reported                             $   4,638   $  (8,226)  $  (14,591)
     Pro Forma                                   1,795     (10,638)     (15,299)
Basic and diluted net income
(loss) per share
     As reported                                  0.11       (0.21)       (0.36)
     Pro Forma                               $    0.04   $   (0.27)  $    (0.38)
===============================================================================

Profit Sharing, Defined Contribution and 401(k) Plans - Prior to the spin-off from Deluxe, the Company participated in Deluxe's profit sharing plans, defined contribution pension plan and plans established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. The plans covered substantially all full-time employees with approximately 15 months of service. Contributions to the profit sharing and defined contribution plans were made solely by the Company. Employees were able to contribute up to the lesser of $10,000 or 10% of their wages to the 401(k) plan. The Company matched the first 1% of wages contributed and 50% of the next 4% of wages contributed. All contributions were remitted to the plans' respective trustees, and benefits provided were paid from accumulated funds of the trusts.

Contributions to the defined contribution pension plan equaled 4% of eligible compensation in 2000, 1999 and 1998. Related expense allocated to the Company for these years was $4.9 million, $3.2 million and $2.5 million, respectively. Contributions to the profit sharing plans varied based on the Company's performance. Related expense incurred by the Company for these plans was $3.1 million, $4.8 million and $4.6 million in 2000, 1999 and 1998, respectively. Company contributions to the 401(k) plan were $2.3 million, $1.5 million and $1.5 million in 2000, 1999, and 1998, respectively.

Profit sharing and defined contribution expenses were recorded by the Company based on system generated payroll reports detailing the eligible wages on which the contribution is based. The expense was determined based on Deluxe's contribution percentage for the plan year multiplied by the applicable wages. Prior to 1999, 401(k) expense was allocated to the Company through the Company's payroll system and determined based on the employee's 401(k) withholding. During 2000 and 1999, the allocation for 401(k) expense was based on a fixed percentage of the Company's salaries and wages and varied by business segment.

                                        eFunds Corporation and Subsidiaries   45

As part of the spin-off (see Note 1), the Company established a new 401(k) plan effective on January 1, 2001. Employees may contribute up to the lesser of $10,500 or 10% of their eligible wages to the new plan. The Company will match 100% of the first 5% of wages contributed. The new 401(k) plan has a profit sharing feature whereby the Company will contribute up to an additional 10% of eligible wages, depending on the Company's performance, as long as the employee is enrolled in the plan and contributing at least 3% of their eligible wages.

     Note 10
     Post-Retirement Benefits

Prior to the spin-off from Deluxe, the Company provided certain health care benefits for a portion of its retirees. Although the plan was combined with the Deluxe Corporation Post-retirement Health Care Plan (the Deluxe plan), the actuarial valuation for the Company's plan was calculated separately from the rest of the Deluxe plan.

The Company terminated this plan as of the date of the spin-off from Deluxe (see
Note 1). Employees and retirees who were eligible for medical benefits as of the spin-off will continue to receive this benefit, however, the obligation to provide this benefit was assumed by Deluxe. In connection with the termination of this plan, the Company recognized a gain of $0.6 million relating to the termination of retiree medical coverage for those not eligible for benefits as of the spin-off date. Net post-retirement benefit cost for the years ended December 31, 2000, 1999 and 1998 amounted to $0.2 million, $0.2 million and $0.1 million, respectively. The accumulated post-retirement liability recognized in the consolidated balance sheet at December 31, 1999 amounted to $0.6 million.

     Note 11
     Lease and Debt Commitments

Long-term debt was as follows:

(in thousands)
December 31,                                                   2000        1999
===============================================================================
Capital leases and other                                    $ 4,344     $ 5,492
Less amount due within one year                              (2,100)     (1,895)
-------------------------------------------------------------------------------
   Total                                                    $ 2,244     $ 3,597
===============================================================================

Long-term debt consists principally of capital lease obligations related to equipment. The capital lease obligations bear interest rates of 6.1% to 35.9% and are due through the year 2005. Carrying value approximates fair value for these obligations. Maturities of long-term debt for the five years ending December 31, 2005, are $2.1 million, $1.7 million, $0.4 million, $0.1 million and $0.

The Company has entered into operating leases on certain facilities and equipment. Future minimum lease payments for non-cancelable operating leases for each of the five years ending December 31, 2005, are $13.3 million, $8.2 million, $5.4 million, $2.6 million and $2.1 million and $5.5 million thereafter. Rental expense was $17.5 million, $20.7 million and $18.8 million in 2000, 1999 and 1998, respectively.

As of December 31, 2000, the Company had a $10.0 million credit facility, denominated in Indian rupees, available to its Indian operations at the lender's prime interest rate. Borrowings under this facility are due on demand. The facility is guaranteed by the Company and this guarantee is collateralized by a $10.0 million time deposit account maintained by the Company with the lending bank. The maturity date of this deposit is March 28, 2001 at which time the collateral may be renewed or replaced by the agreement of both parties. The average amount drawn on this credit facility during 2000 was $4.5 million at a weighted average interest rate of 15.4%. As of December 31, 2000, $5.3 million was outstanding at an interest rate of 15.4%. As of December 31, 1999, $3.1 million was outstanding at an interest rate of 15.8% and the average amount drawn down on this line during 1999 was $2.7 million at a weighted average interest rate of 15.8%.

46   eFunds Corporation and Subsidiaries

On December 29, 2000, the Company obtained a $15.0 million revolving credit facility with a term of nine months. Each borrowing thereunder will bear interest at either the lender's base or offshore rate at the Company's discretion. Although the Company did not borrow any funds under this facility through December 31, 2000, it posted an irrevocable standby letter of credit in the amount of $4.0 million to guarantee its performance under a government services contract with the state of New York. The issuance of this letter of credit reduced the Company's borrowing capacity under the facility to $11.0 million. The facility is guaranteed by certain of the Company's subsidiaries and requires the Company to comply with certain financial and non-financial covenants.

     Note 12
     Business Segment Information

The Company has organized its business units into two operating segments based on the nature of each segment's customers. These segments are payment systems and services and government services. The payment systems and services segment provides the financial services and retail industries with a comprehensive suite of payment management and decision support products as well as information technology consulting and software development and business process outsourcing services. The government services segment provides online EBT services under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services.

The Company previously organized its business units into three segments: electronic payments, professional services, and government services. In connection with the Company's efforts to more fully integrate its operations and become more customer focused, rather than product focused, the Company combined its electronic payment and professional services segments into the new payment systems and services segment. Prior periods have been restated to conform to the current period presentation. The Company's segments operate primarily in the United States. The payment systems and services segment also has international operations. No single customer of the Company accounted for more than 10% of total net revenues in 2000, 1999 or 1998 other than Deluxe, which accounted for 14.2% of the Company's total net revenues during the year ended December 31, 2000.

The accounting policies of the segments are the same as those described in Note
2. In evaluating segment performance, management focuses on income from operations. The income from operations measurement utilized by management excludes special charges (e.g., restructuring charges, asset impairment charges, certain one-time charges that management believes are not reflective of on-going operations, etc.). Special charges in 2000 were $15.8 million, $6.1 million of which is included in the payment systems and services segment and related primarily to the spin-off from Deluxe and $9.7 million of which is included in the government services segment and relates to a charge taken for loss contracts. In 1999 and 1998 special charges related primarily to government loss contracts and the write-off of assets used in the government services business.

Prior to the acquisition of the remaining 50% interest in HCL-Deluxe, N.V. in 1999 (see Note 4), the results of this business were recorded under the equity method of accounting. As such, the Company recorded its 50% ownership of the joint venture's results of operations prior to the acquisition in other expense in the consolidated statements of operations. To be consistent with management reporting, the entire results of the joint venture for the pre-acquisition periods are reflected in the business segment information as if the business had been a consolidated entity.

                                        eFunds Corporation and Subsidiaries   47

(in thousands)                                      Payment systems       Government            Total
Year Ended December 31, 2000                           and services         services     consolidated
-----------------------------------------------------------------------------------------------------
Net revenues from unaffiliated external customers          $314,278         $ 44,332        $ 358,610
Net revenues from Deluxe                                     59,284               --           59,284
         Total revenues                                     373,562           44,332          417,894
Gross margin excluding special charges                      151,170           14,462          165,632
Operating income excluding special charges                   16,059            9,594           25,653
Special charges                                               6,077            9,700           15,777
Gross margin including special charges                      151,170            4,762          155,932
Operating income (loss) including special charges             9,982             (106)           9,876
Depreciation and amortization expense                        31,069               --           31,069
Segment assets                                              365,710           22,397          388,107
Capital purchases                                            41,893               --           41,893
-----------------------------------------------------------------------------------------------------

(in thousands)                                      Payment systems       Government            Total
Year Ended December 31, 1999 (restated)                and services         services     consolidated
-----------------------------------------------------------------------------------------------------
Net revenues from unaffiliated external customers          $248,630         $ 48,277        $ 296,907
Net revenues from Deluxe                                      9,758               --            9,758
         Total revenues                                     258,388           48,277          306,665
Gross margin excluding special charges                      108,757            9,478          118,235
Operating income excluding special charges                    7,033            3,454           10,487
Special charges                                               2,713           10,096           12,809
Gross margin including special charges                      108,757              778          109,535
Operating income (loss) including special charges             4,320           (6,642)          (2,322)
Depreciation and amortization expense                        22,644               --           22,644
Segment assets                                              246,861           34,410          281,271
Capital purchases                                            37,441              929           38,370
-----------------------------------------------------------------------------------------------------

(in thousands)                                      Payment systems       Government            Total
Year Ended December 31, 1998 (restated)                and services         services     consolidated
-----------------------------------------------------------------------------------------------------
Net revenues from unaffiliated external customers          $229,958         $ 43,970        $ 273,928
Net revenues from Deluxe                                      5,686               --            5,686
         Total revenues                                     235,644           43,970          279,614
Gross margin excluding special charges                       99,165             (123)          99,042
Operating income (loss) excluding special charges            20,053           (6,496)          13,557
Asset impairment charges                                         --           26,252           26,252
Other special charges                                         2,375           14,928           17,303
Gross margin including special charges                       99,392          (41,302)          58,090
Operating income (loss) including special charges            17,678          (47,676)         (29,998)
Depreciation and amortization expense                        17,554            4,225           21,779
Segment assets                                              150,982           37,286          188,268
Capital purchases                                            32,082              320           32,402
-----------------------------------------------------------------------------------------------------

48   eFunds Corporation and Subsidiaries

Segment information reconciles to consolidated amounts as follows:

(in thousands)
Year Ended December 31,                                                                     2000  1999 (Restated)  1998 (Restated)
----------------------------------------------------------------------------------------------------------------------------------
Total net revenues from external customers
  Total segment net revenues from external customers                                    $417,894         $306,665         $279,614
  Professional services pre-acquisition elimination                                           --           (4,325)         (12,094)
----------------------------------------------------------------------------------------------------------------------------------
     Total consolidated net revenues from external customers                            $417,894         $302,340         $267,520
==================================================================================================================================
Operating income (loss) excluding special charges
  Total segment operation loss                                                          $  9,876         $ (2,322)        $(29,998)
  Professional services pre-acquisition elimination                                           --            1,234            3,387
----------------------------------------------------------------------------------------------------------------------------------
     Total consolidated operating income (loss)                                         $  9,876         $ (1,088)        $(26,611)
==================================================================================================================================
Depreciation and amortization expense
  Total segment depreciation and amortization expense                                   $ 31,069         $ 22,644         $ 21,779
  Professional services pre-acquisition elimination                                           --             (143)            (260)
----------------------------------------------------------------------------------------------------------------------------------
     Total consolidated depreciation and amortization expense                           $ 31,069         $ 22,501         $ 21,519
==================================================================================================================================

(in thousands)
Year Ended December 31,                                                                     2000  1999 (Restated)  1998 (Restated)
----------------------------------------------------------------------------------------------------------------------------------
Total assets
  Total segment assets                                                                  $388,107         $281,271         $188,268
  Professional services pre-acquisition elimination                                           --               --           (4,732)
  Income tax receivable and long-term deferred tax asset not allocated to segments            --            8,658            2,799
----------------------------------------------------------------------------------------------------------------------------------
     Total consolidated assets                                                          $388,107         $289,929         $186,335
==================================================================================================================================

(in thousands)
Year Ended December 31,                                                                     2000  1999 (Restated)  1998 (Restated)
----------------------------------------------------------------------------------------------------------------------------------
Capital purchases
  Total segment capital purchases                                                       $ 41,893         $ 38,370         $ 32,402
  Professional services pre-acquisition elimination                                           --             (145)          (1,934)
----------------------------------------------------------------------------------------------------------------------------------
     Total consolidated capital purchases                                               $ 41,893         $ 38,225         $ 30,468
==================================================================================================================================

Revenues are attributed to geographic areas based on the location of the assets producing the revenues. The Company's operations by geographic area are as follows:

(in thousands)                                             Total external net revenues                     Property and equipment
                                                    -----------------------------------------            -------------------------
Year Ended December 31,                                 2000             1999            1998               2000              1999
==================================================================================================================================
United States                                       $392,139         $281,933        $245,682            $69,806           $55,587
United Kingdom                                        16,219           17,468          21,555              1,849             1,948
India                                                  9,536            2,939               -              5,673             2,904
Other foreign countries                                    -                -             283                 27                34
----------------------------------------------------------------------------------------------------------------------------------
         Total consolidated                         $417,894         $302,340        $267,520            $77,355           $60,473
==================================================================================================================================

                                       eFunds Corporation and Subsidiaries    49

     Note 13
     Legal Proceedings

The Company is party to various legal actions arising in the ordinary course of business. In the opinion of management, the final disposition of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

During 1997, a judgment was entered against the Company in the U.S. District Court for the Western District of Pennsylvania. The case was brought against the Company by Mellon Bank (Mellon) in connection with a potential bid to provide electronic benefit transfer services for the Southern Alliance of States. In September 1997, the Company recorded a charge of $40.0 million to reserve for this judgment and other related costs.

In 1998, Mellon's motion for prejudgment interest was denied by the district court. The Company reversed $4.2 million of the $40.0 million liability. This reversal is reflected in legal proceedings in the 1998 consolidated statement of operations. At December 31, 1998, the remaining liability of $34.4 million was included in the reserve for legal proceedings in the consolidated balance sheet.

In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court and the Company paid $32.2 million to Mellon in February 1999. The portion of the reserve remaining after the payment of this judgment ($2.1 million) was reversed and is reflected in legal proceedings in the 1999 consolidated statement of operations.

     Note 14
     Commitments and Contingencies

In connection with the Company's EBT and collection activities, the Company posts surety bonds with state agencies guaranteeing its performance of certain obligations related to contracts or state requirements. The aggregate amount of such bonds outstanding at December 31, 2000 was $8.0 million.

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)
2000 Quarter Ended,/(2)/                  March 31       June 30       September 30      December 31
----------------------------------------------------------------------------------------------------
Net revenues                              $100,255      $100,970           $104,003         $112,666
Cost of revenues                            58,757        69,139/(1)/        63,475           70,591
Net income (loss)                            1,216        (4,566)             3,887            4,101
----------------------------------------------------------------------------------------------------
Per share of common stock
  Net income (loss) - basic and diluted   $   0.03      $  (0.11)          $   0.09         $   0.09
----------------------------------------------------------------------------------------------------

/(1)/ 2000-second quarter results include charges of $9.7 million to reserve for additional expected future losses on existing contracts of the government services segment.
/(2)/ The sum of quarterly earnings per share may not equal annual earnings per share, due to rounding.

(in thousands, except per share amounts)
1999 Quarter Ended, /(2)/                            March 31      June 30     September 30      December 31
------------------------------------------------------------------------------------------------------------
Net revenues                                          $67,856      $72,567          $79,895          $82,022
Cost of revenues                                       43,120       45,120           48,806           57,244/(1)/
Net income (loss)                                       3,814       (2,479)          (9,234)            (327)
------------------------------------------------------------------------------------------------------------
Per share of common stock
         Net income (loss) - basic and diluted        $  0.10      $ (0.06)         $ (0.23)         $ (0.01)
------------------------------------------------------------------------------------------------------------

/(1)/ 1999 fourth quarter results include charges of $8.7 million to reserve for additional expected future losses on existing contracts of the government services segment.
/(2)/ The sum of quarterly earnings per share may not equal annual earnings per share, due to rounding.

50   eFunds Corporation and Subsidiaries

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of:
eFunds Corporation
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheets of eFunds Corporation and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of eFunds Corporation and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Phoenix, Arizona

January 25, 2001


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and related information is the responsibility of management. They have been prepared in conformity with generally accepted accounting principles and include amounts that are based on our best estimates and judgments under the existing circumstances. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Company maintains internal accounting control systems that are adequate to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. We believe the Company's systems are effective, and the costs of the systems do not exceed the benefits obtained.

The Audit Committee of the Board of Directors has reviewed all financial data included in this report. The Audit Committee is composed entirely of outside directors and meets periodically with the internal auditors, management and the independent auditors on financial reporting matters. The independent auditors have free access to meet with the Audit Committee, without the presence of management, to discuss their audit results and opinions on the quality of financial reporting.

The role of independent auditors is to render an independent, professional opinion on management's consolidated financial statements to the extent required by generally accepted auditing standards.

eFunds Corporation recognizes its responsibility for conducting its affairs according to the highest standards of personal and corporate conduct. It has distributed to all employees a statement of its commitment to conducting all Company business in accordance with applicable legal requirements and the highest ethical standards.


/s/ J.A. Blanchard III                      /s/ Paul Bristow
J.A. Blanchard III                          Paul Bristow
Chairman and                                Executive Vice President and
Chief Executive Officer                     Chief Financial Officer


January 25, 2001

                                       eFunds Corporation and Subsidiaries    51

BOARD OF DIRECTORS                           EXECUTIVE LEADERSHIP TEAM

J.A. Blanchard III                           J.A. Blanchard III
Chairman of the Board                        Chairman of the Board
and Chief Executive Officer                  and Chief Executive Officer
eFunds Corporation
                                             Dr. Nikhil Sinha
John J. (Jack) Boyle III*                    Executive Vice President,
Chief Executive Officer                      Business Enterprise Group
Cogentric, Inc.
                                             Paul H. Bristow
Janet M. Clarke                              Executive Vice President and
Former Executive Vice President              Chief Financial Officer
Young & Rubicam,
and Former Chairman and CEO of its           Colleen M. Adstedt
KnowledgeBase Marketing, Inc. subsidiary     Senior Vice President,
                                             Human Resources and Administration
Sheila A. Penrose*
President                                    Steven F. Coleman
The Penrose Group                            Senior Vice President,
                                             General Counsel and Secretary
Jack Robinson*
Vice President of Planning                   Paul W. Finch
and Control for the Software Group           Senior Vice President,
IBM Corporation                              Global Operations and
                                             Customer Care
Hatim A. Tyabji
Chairman                                     William J. Hammel
Datacard Group                               Senior Vice President,
                                             Global Solutions Development

*Audit committee member

52   eFunds Corporation and Subsidiaries

Corporate Information

Securities Information

The shares of eFunds Corporation are listed on the Nasdaq National Market under the symbol "EFDS." The following table sets forth the high, low, and closing prices of eFunds' common stock, as reported by the Nasdaq National Market, for the calendar quarters indicated.

2000                          High          Low         Close
----------------------------------------------------------------
Second Quarter               $14          $10 7/8      $11 5/8
----------------------------------------------------------------
Third Quarter                $11 11/16    $ 7 3/16     $ 7 3/8
----------------------------------------------------------------
Fourth Quarter               $11 1/8      $ 6          $ 9 3/16
================================================================

The Company has not paid a dividend on its shares of common stock following its initial public offering and has no intention of doing so for the foreseeable future. As of February 28, 2001, the Company had 12,148 record holders of its common stock.

Annual Meeting

The 2001 regular meeting of stockholders will be held at the Marriott San Francisco Airport Hotel, 1800 Old Bayshore Highway, Burlingame, California, 94010, on Thursday, April 19, 2001, at 12:15 p.m. (PDT)

Form 10-K and Other Investor Information

You may order a copy of the Form 10-K (Annual Report) we filed with the Securities and Exchange Commission and other financial documents without charge by calling 602-659-2135 or upon written request to:

   Investor Relations
   eFunds Corporation
   7272 East Indian School Road, Suite 420
   Scottsdale, Arizona 85251-3952

Independent Auditors
Deloitte & Touche
Phoenix, Arizona

Stock Registrar and Transfer Agent

Shareholders with questions concerning stock certificates, account information or stock transfers should contact our transfer agent:

   First Chicago Trust Company, a Division of EquiServe
   P.O. Box 2500
   Jersey City, NJ 07303-2500
   Inside the U.S.:  1-800-446-2617
   Outside the U.S.: 1-201-324-0498
   E-mail: http://www.equiserve.com

Corporate Offices

eFunds Corporation
7272 E. Indian School Road, Suite 420
Scottsdale, Arizona 85251-3952
602-659-2135

Financial Information on the Internet

This annual report is also available on www.efunds.com, where you will find other information about eFunds.

Forward-looking Statements

We use "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995, in this year's annual report. These statements typically address management's present expectations about future performance and typically include wording such as "should result," "expect," "believe," "anticipate," "estimate" or similar expressions. Because of the unavoidable risks and uncertainties of predicting the future, eFunds' actual results may vary from management's current expectations. These variations may be significant and may not always be positive. Additional information about factors that may affect our current estimates appears in our Form 10-K filed with the Securities and Exchange Commission.




(C) 2001 eFunds Corporation. All rights reserved.